UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2003

                            GRUPO TELEVISA, S.A.
                -------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
----------------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F    X                         Form 40-F
                     ------                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                     No     X
                ------                                   ------


     (If "Yes" is marked indicate below the file number assigned to
the registrant in connection with Rule 12g-3-2(b): 82         .)

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                       Quarter:  4     Year:   2002
GRUPO TELEVISA, S.A.

                      CONSOLIDATED FINANCIAL STATEMENT
                      AT DECEMBER 31 OF 2002 AND 2001
                            (Thousands of Pesos)


JUDGED INFORMATION                                                        FINAL PRINTING
----------------------------------------------------------------------------------------
REF                                            QUARTER OF PRESENT   QUARTER OF PREVIOUS
                     CONCEPTS                    FINANCIAL YEAR       FINANCIAL YEAR
                                              ------------------------------------------
 S                                               AMOUNT       %       AMOUNT       %
----------------------------------------------------------------------------------------
 1   TOTAL ASSETS                               56,473,471     100   52,005,230     100

 2   CURRENT ASSETS                             23,577,252      42   21,539,591      41
 3   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)     8,786,809      16    5,945,775      11
 4   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE     9,563,636      17    9,268,759      18
 5   OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)     867,851       2    1,387,875       3
 6   INVENTORIES                                 3,928,786       7    3,263,424       6
 7   OTHER CURRENT ASSETS                          430,170       1    1,673,758       3
 8   LONG-TERM                                   3,038,807       5    5,349,638      10
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)         5,715       0        6,839       0
 10  INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED                        2,854,564       5      868,697       2
 11  OTHER INVESTMENTS                             178,528       0    4,474,102       9
 12  PROPERTY, PLANT AND EQUIPMENT              15,343,222      27   14,736,497      28
 13  PROPERTY                                    9,977,196      18    9,971,645      19
 14  MACHINERY AND INDUSTRIAL                    9,737,672      17    9,155,196      18
 15  OTHER EQUIPMENT                             3,957,851       7    3,193,613       6
 16  ACCUMULATED DEPRECIATION                    9,296,469      16    8,034,916      15
 17  CONSTRUCTION IN PROGRESS                      966,972       2      450,959       1
 18  DEFERRED ASSETS (NET)                       9,323,915      17    4,779,976       9
 19  OTHER ASSETS                                5,190,275       9    5,599,528      11

 20  TOTAL LIABILITIES                          35,148,984     100   32,208,731     100

 21  CURRENT LIABILITIES                         5,538,283      16    3,779,527      12
 22  SUPPLIERS                                   2,228,507       6    2,083,571       6
 23  BANK LOANS                                    512,407       1      340,347       1
 24  STOCK MARKET LOANS                            720,415       2            0       0
 25  TAXES TO BE PAID                              886,387       3      285,787       1
 26  OTHER CURRENT LIABILITIES                   1,190,567       3    1,069,822       3
 27  LONG-TERM LIABILITIES                      14,105,666      40   14,032,989      44
 28  BANK LOANS                                  1,414,886       4    4,466,454      14
 29  STOCK MARKET LOANS                         11,930,329      34    9,077,549      28
 30  OTHER LOANS                                   760,451       2      488,986       2
 31  DEFERRED LOANS                             13,788,955      39   13,247,492      41
 32  OTHER LIABILITIES                           1,716,080       5    1,148,723       4

 33  CONSOLIDATED STOCK HOLDERS' EQUITY         21,324,487     100   19,796,499     100

 34  MINORITY INTEREST                           1,139,576       5    1,031,429       5
 35  MAJORITY INTEREST                          20,184,911      95   18,765,070      95
 36  CONTRIBUTED CAPITAL                         7,585,164      36    7,591,347      38
 37  PAID-IN CAPITAL STOCK (NOMINAL)             1,512,083       7    1,513,427       8
 38  RESTATEMENT OF PAID-IN CAPITAL STOCK        5,856,623      27    5,861,864      30
 39  PREMIUM ON SALES OF SHARES                    216,458       1      216,056       1
 40  CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES          0       0            0       0
 41  CAPITAL INCREASE (DECREASE)                12,599,747      59   11,173,723      56
 42  RETAINED EARNINGS AND CAPITAL RESERVE      12,085,998      57   10,204,175      52
 43  REPURCHASE FUNDS OF SHARES                  5,516,855      26    5,516,855      28
 44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY                            (5,740,942)    (27)  (5,969,682)    (30)

 45  NET INCOME FOR THE YEAR                       737,836       3    1,422,375       7

----------------------------------------------------------------------------------------




                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                Quarter:   4     Year:   2002
GRUPO TELEVISA, S.A.

                      CONSOLIDATED FINANCIAL STATEMENT
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)


JUDGED INFORMATION                                                         FINAL PRINTING
-----------------------------------------------------------------------------------------
 REF                                            QUARTER OF PRESENT  QUARTER OF PREVIOUS
                      CONCEPTS                 FINANCIAL YEAR       FINANCIAL YEAR
                                               ------------------------------------------
  S                                               AMOUNT       %       AMOUNT       %
-----------------------------------------------------------------------------------------
  3   CASH AND SHORT-TERM INVESTMENTS             8,786,809     100    5,945,775     100
 46   CASH                                        1,613,176      18      513,376       9
 47   SHORT-TERM INVESTMENTS                      7,173,633      82    5,432,399      91

 18   DEFERRED ASSETS (NET)                       9,323,915     100    4,779,976     100
 48   AMORTIZED OR REDEEMED EXPENSES              1,763,229      19    2,075,570      43
 49   GOODWILL                                    7,560,686      81    2,704,406      57
 50   DEFERRED TAXES                                      0       0            0       0
 51   OTHERS                                              0       0            0       0

 21   CURRENT LIABILITIES                         5,538,283     100    3,779,527     100
 52   FOREIGN CURRENCY LIABILITIES                3,776,060      68    2,188,853      58
 53   MEXICAN PESOS LIABILITIES                   1,762,223      32    1,590,674      42

 24   STOCK MARKET LOANS                            720,415     100            0     100
 54   COMMERCIAL PAPER                              720,415     100                    0
 55   CURRENT MATURITIES OF MEDIUM TERM NOTES             0       0                    0
 56   CURRENT MATURITIES OF BONDS                         0       0                    0

 26   OTHER CURRENT LIABILITIES                   1,190,567     100    1,069,822     100
 57   OTHER CURRENT LIABILITIES WITH COST             7,058       1       13,542       1
 58   OTHER CURRENT LIABILITIES WITHOUT COST      1,183,509      99    1,056,280      99

 27   LONG-TERM LIABILITIES                      14,105,666     100   14,032,989     100
 59   FOREIGN CURRENCY LIABILITIES               10,173,446      72    9,895,311      71
 60   MEXICAN PESOS LIABILITIES                   3,932,220      28    4,137,678      29

 29   STOCK MARKET LOANS                         11,930,329     100    9,077,549     100
 61   BONDS                                      11,930,329     100    9,077,549     100
 62   MEDIUM TERM NOTES                                   0       0            0       0

 30   OTHER LOANS                                   760,451     100      488,986     100
 63   OTHER LOANS WITH COST                               0       0        6,534       1
 64   OTHER LOANS WITHOUT COST                      760,451     100      482,452      99

 31   DEFERRED LOANS                             13,788,955     100   13,247,492     100
 65   NEGATIVE GOODWILL                                   0       0            0       0
 66   DEFERRED TAXES                              2,035,860      15    1,830,814      14
 67   OTHERS                                     11,753,095      85   11,416,678      86

 32   OTHER LIABILITIES                           1,716,080     100    1,148,723     100
 68   RESERVES                                       70,838       4       39,477       3
 69   OTHERS LIABILITIES                          1,645,242      96    1,109,246      97

 44   EXCESS (SHORTFALL) IN RESTATEMENT OF
      STOCK HOLDERS' EQUITY                      (5,740,942)    100   (5,969,682)    100
 70   ACCUMULATED INCOME DUE TO MONETARY
      POSITION                                      (28,837)     (1)     (28,837)      0
 71   INCOME FROM NON-MONETARY POSITION
      ASSETS                                     (5,712,105)    (99)  (5,940,845)   (100)

-----------------------------------------------------------------------------------------




                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                  Quarter:   4    Year:   2002
GRUPO TELEVISA, S.A.

                      CONSOLIDATED FINANCIAL STATEMENT
                               OTHER CONCEPTS
                            (Thousands of Pesos)


JUDGED INFORMATION                                                          FINAL PRINTING
------------------------------------------------------------------------------------------
 REF                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                       CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR
                                                 -----------------------------------------
  S                                                    AMOUNT              AMOUNT
------------------------------------------------------------------------------------------

  72   WORKING CAPITAL                             18,038,969          17,760,064
  73   PENSIONS FUND AND SENIORITY PREMIUMS           721,132             705,077
  74   EXECUTIVES (*)                                      36                  63
  75   EMPLOYERS (*)                                   12,514              13,443
  76   WORKERS (*)                                          0                 178
  77   CIRCULATION SHARES (*)                   8,848,394,374       8,856,259,557
  78   REPURCHASED SHARES (*)                     284,648,743         586,692,768

------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                  Quarter:   4    Year:   2002
GRUPO TELEVISA, S.A.

                       CONSOLIDATED EARNING STATEMENT
           FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
                            (Thousands of Pesos)


JUDGED INFORMATION                                                          FINAL PRINTING
------------------------------------------------------------------------------------------
 REF                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                       CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR
                                                 -----------------------------------------
  R                                                 Amount      %       Amount       %
------------------------------------------------------------------------------------------

  1    NET SALES                                   21,559,269    100   20,785,582     100
  2    COST OF SALES                               13,406,698     62   12,951,392      62
  3    GROSS INCOME                                 8,152,571     38    7,834,190      38
  4    OPERATING                                    3,502,241     16    3,494,590      17
  5    OPERATING INCOME                             4,650,330     22    4,339,600      21
  6    TOTAL FINANCING COST                           612,972      3      436,918       2
  7    INCOME AFTER FINANCING COST                  4,037,358     19    3,902,682      19
  8    OTHER FINANCIAL OPERATIONS                   2,975,940     14    1,268,823       6
  9    INCOME BEFORE TAXES AND WORKERS' PROFIT
       SHARING                                      1,061,418      5    2,633,859      13
  10   RESERVE FOR TAXES AND WORKERS' PROFIT
       SHARING                                        299,347      1      571,433       3
  11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
       SHARING                                        762,071      4    2,062,426      10
  12   SHARE IN NET INCOME OF SUBSIDIARIES AND
       NON-CONSOLIDATED ASSOCIATES                 (1,155,818)    (5)    (551,871)     (3)
  13   CONSOLIDATED NET INCOME OF CONTINUOUS
       OPERATIONS                                    (393,747)    (2)   1,510,555       7
  14   INCOME OF DISCONTINUOUS OPERATIONS          (1,062,750)    (5)     (14,063)      0
  15   CONSOLIDATED NET INCOME BEFORE
       EXTRAORDINARY ITEMS                            669,003      3    1,524,618       7
  16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)            0      0            0       0
  17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
       CHANGES IN ACCOUNTING PRINCIPLES                     0      0       73,402       0
  18   NET CONSOLIDATED INCOME                        669,003      3    1,451,216       7
  19   NET INCOME OF MINORITY INTEREST                (68,833)             28,841       0
  20   NET INCOME OF MAJORITY INTEREST                737,836      3    1,422,375       7

------------------------------------------------------------------------------------------




                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                   Quarter:   4   Year:   2002
GRUPO TELEVISA, S.A.

                       CONSOLIDATED EARNING STATEMENT
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)


JUDGED INFORMATION                                                          FINAL PRINTING
------------------------------------------------------------------------------------------
 REF                                               QUARTER OF PRESENT QUARTER OF PREVIOUS
                        CONCEPTS                   FINANCIAL YEAR     FINANCIAL YEAR
                                                   ---------------------------------------
  R                                                  Amount      %      Amount       %
------------------------------------------------------------------------------------------

  1    NET SALES                                    21,559,269    100  20,785,582     100
  21   DOMESTIC                                     18,224,236     85  17,927,532      86
  22   FOREIGN                                       3,335,033     15   2,858,050      14
  23   TRANSLATED INTO DOLLARS (***)                   352,391      2     294,607       1

  6    TOTAL FINANCING COST                            612,972    100     436,918     100
  24   INTEREST PAID                                 1,371,153    224   1,273,308     291
  25   EXCHANGE LOSSES                               1,211,629    198     944,520     216
  26   INTEREST EARNED                                 589,627     96     978,417     224
  27   EXCHANGE PROFITS                              1,422,458    232     981,860     225
  28   GAIN DUE TO MONETARY POSITION                    42,275      7     179,367      41

  8    OTHER FINANCIAL OPERATIONS                    2,975,940    100   1,268,823     100
  29   OTHER NET EXPENSES (INCOME) NET               2,975,940    100   1,268,823     100
  30   (PROFIT) LOSS ON SALE OF OWN SHARES                   0      0           0       0
  31   (PROFIT) LOSS ON SALE OF SHORT-TERM
       INVESTMENTS                                           0      0           0       0

  10   RESERVE FOR TAXES AND WORKERS' PROFIT
       SHARING                                         299,347    100     571,433     100
  32   INCOME TAX                                      898,608    300     727,283     127
  33   DEFERRED INCOME TAX                            (603,357)  (202)   (178,572)    (31)
  34   WORKERS' PROFIT SHARING                           4,096      1      22,722       4
  35   DEFERRED WORKERS' PROFIT SHARING                      0      0           0       0

------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS



                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                  Quarter:   4    Year:   2002
GRUPO TELEVISA, S.A.

                       CONSOLIDATED EARNING STATEMENT
                               OTHER CONCEPTS
                            (Thousands of Pesos)


JUDGED INFORMATION                                                          FINAL PRINTING
------------------------------------------------------------------------------------------
 REF                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                       CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR
                                                 -----------------------------------------
  R                                                    AMOUNT              AMOUNT
------------------------------------------------------------------------------------------

  36   TOTAL SALES                                 23,415,369          23,191,614
  37   NET INCOME OF THE YEAR                         295,466           1,405,646
  38   NET SALES (**)                              21,559,269          20,785,582
  39   OPERATION INCOME (**)                        4,650,330           4,339,600
  40   NET INCOME OF MAYORITY INTEREST (**)           737,836           1,422,375
  41   NET CONSOLIDATED INCOME (**)                   669,003           1,451,216

------------------------------------------------------------------------------------------
  (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS
       SHOULD BE 4/7/03 12:53 USED.



                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                  Quarter:   4    Year:   2002
GRUPO TELEVISA, S.A.

                      CONSOLIDATED FINANCIAL STATEMENT
           FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
                            (Thousands of Pesos)

JUDGED INFORMATION                                                          FINAL PRINTING
------------------------------------------------------------------------------------------
 REF                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                       CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR
                                                 -----------------------------------------
  C                                                    Amount              Amount
------------------------------------------------------------------------------------------

  1    CONSOLIDATED NET INCOME                        669,003           1,451,216
  2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING CASH                           2,881,527           2,604,353
  3    CASH FLOW FROM NET INCOME OF THE YEAR        3,550,530           4,055,569
  4    CASH FLOW FROM CHANGE IN WORKING CAPITAL     1,577,777          (1,180,994)
  5    CASH GENERATED (USED) IN OPERATING
       ACTIVITIES                                   5,128,307           2,874,575
  6    CASH FLOW FROM EXTERNAL FINANCING              613,688           1,178,959
  7    CASH FLOW FROM INTERNAL FINANCING              (36,686)           (234,343)
  8    CASH FLOW GENERATED (USED) BY FINANCING        577,002             944,616
  9    CASH FLOW GENERATED (USED) IN INVESTMENT
       ACTIVITIES                                  (2,864,275)         (6,201,246)
  10   NET INCREASE (DECREASE) IN CASH AND
       SHORT-TERM INVESTMENTS                       2,841,034          (2,382,055)
  11   CASH AND SHORT-TERM INVESTMENTS AT THE
       BEGINNING OF PERIOD                          5,945,775           8,327,830
  12   CASH AND SHORT-TERM INVESTMENTS AT THE END
       OF PERIOD                                    8,786,809           5,945,775

------------------------------------------------------------------------------------------




             MEXICAN STOCK EXCHANGE
                  SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                  Quarter:   4    Year:   2002
GRUPO TELEVISA, S.A.

        CONSOLIDATED FINANCIAL STATEMENT
           BREAKDOWN OF MAIN CONCEPTS
              (Thousands of Pesos)


JUDGED INFORMATION                                                          FINAL PRINTING
------------------------------------------------------------------------------------------
 REF                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                       CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR
                                                 -----------------------------------------
  C                                                    AMOUNT              AMOUNT
------------------------------------------------------------------------------------------

  2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING CASH                           2,881,527           2,604,353
  13   DEPRECIATION AND AMORTIZATION FOR THE YEAR   1,887,492           1,556,434
  14   + (-) NET INCREASE (DECREASE) IN PENSIONS
       FUND AND SENIORITY PREMIUMS
  15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
  16   + (-) NET LOSS (PROFIT) IN ASSETS AND
       LIABILITIES ACTUALIZATION
  17   + (-) OTHER ITEMS                              994,035           1,047,919

  4    CASH FLOW FROM CHANGE IN WORKING CAPITAL     1,577,777          (1,180,994)
  18   + (-) DECREASE (INCREASE) IN ACCOUNTING
       RECEIVABLE                                    (567,648)           (730,595)
  19   + (-) DECREASE (INCREASE) IN INVENTORIES       (94,440)            492,882
  20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
       RECEIVABLE                                     532,262            (554,782)
  21   + (-) INCREASE (DECREASE) IN SUPPLIER
       ACCOUNT                                        144,936            (149,264)
  22   + (-) INCREASE (DECREASE) IN OTHER
       LIABILITIES                                  1,562,667            (239,235)

  6    CASH FLOW FROM EXTERNAL FINANCING              613,688           1,178,959
  23   + SHORT-TERM BANK AND STOCK MARKET
       FINANCING                                      910,831              35,050
  24   + LONG-TERM BANK AND STOCK MARKET
       FINANCING                                    3,342,363           2,637,701
  25   + DIVIDEND RECEIVED
  26   + OTHER FINANCING
  27   (-) BANK FINANCING AMORTIZATION             (2,810,677)           (510,786)
  28   (-) STOCK MARKET AMORTIZATION
  29   (-) OTHER FINANCING AMORTIZATION              (828,829)           (983,006)

  7    CASH FLOW FROM INTERNAL FINANCING              (36,686)           (234,343)
  30   + (-) INCREASE (DECREASE) IN CAPITAL
       STOCKS                                         (36,686)           (234,343)
  31   (-) DIVIDENDS PAID
  32   + PREMIUM ON SALE OF SHARES
  33   + CONTRIBUTION FOR FUTURE CAPITAL
       INCREASES

  9    CASH FLOW GENERATED (UTILIZED) IN
       INVESTMENT ACTIVITIES                       (2,864,275)         (6,201,246)
  34   + (-) DECREASE (INCREASE) IN STOCK
       INVESTMENTS OF A PERMANENT NATURE           (2,487,150)         (4,885,251)
  35   (-) ACQUISITION OF PROPERTY, PLANT AND
       EQUIPMENT                                   (1,353,923)         (1,415,068)
  36   (-) INCREASE IN CONSTRUCTIONS IN
       PROGRESS
  37   + SALE OF OTHER PERMANENT INVESTMENTS
  38   + SALE OF TANGIBLE FIXED ASSETS                104,603             547,820
  39   + (-) OTHER ITEMS                              872,195            (448,747)

------------------------------------------------------------------------------------------




                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                  Quarter:   4    Year:   2002
GRUPO TELEVISA, S.A.

                                  RATIOS
                                CONSOLIDATED


JUDGED INFORMATION                                                          FINAL PRINTING
------------------------------------------------------------------------------------------
 REF                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                       CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR

  P
------------------------------------------------------------------------------------------

       YIELD
  1    NET INCOME TO NET SALES                           3.10    %           6.98    %
  2    NET INCOME TO STOCK HOLDERS' EQUITY (**)          3.66    %           7.17    %
  3    NET INCOME TO TOTAL ASSETS (**)                   1.18    %           2.64    %
  4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                %           0.00    %
  5    INCOME DUE TO MONETARY POSITION TO NET INCOME    (6.32)   %         (12.36)   %

       ACTIVITY
  6    NET SALES TO NET ASSETS (**)                      0.38  times         0.38  times
  7    NET SALES TO FIXED ASSETS (**)                    1.41  times         1.33  times
  8    INVENTORIES ROTATION (**)                         3.41  times         3.75  times
  9    ACCOUNTS RECEIVABLE IN DAYS OF SALES               139  days           148  days
  10   PAID INTEREST TO TOTAL LIABILITIES WITH
       COST (**)                                         9.40    %           8.66    %

       LEVERAGE
  11   TOTAL LIABILITIES TO TOTAL ASSETS                62.24    %          61.93    %
  12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY        1.65  times         1.63  times
  13   FOREIGN CURRENCY LIABILITIES TO TOTAL
       LIABILITIES                                      39.69    %          37.52    %
  14   LONG-TERM LIABILITIES TO FIXED ASSETS            91.93    %          95.23    %
  15   OPERATING INCOME TO INTEREST PAID                 3.39  times         3.41  times
  16   NET SALES TO TOTAL LIABILITIES (**)               0.61  times         0.61  times

       LIQUIDITY
  17   CURRENT ASSETS TO CURRENT LIABILITIES             4.26  times         5.70  times
  18   CURRENT ASSETS LESS INVENTORY TO CURRENT
       LIABILITIES                                       3.55  times         4.84  times
  19   CURRENT ASSETS TO TOTAL LIABILITIES               0.67  times         0.67  times
  20   AVAILABLE ASSETS TO CURRENT LIABILITIES         158.66    %         157.32    %

       CASH FLOW
  21   CASH FLOW FROM NET INCOME TO NET SALES           16.47    %          20.62    %
  22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
       TO NET SALES                                      7.32    %          (6.01)   %
  23   CASH GENERATED (USED) IN OPERATING TO
       INTEREST PAID                                     3.74  times         2.39  times
  24   EXTERNAL FINANCING TO CASH GENERATED (USED)
       IN FINANCING                                    106.36    %         124.81    %
  25   INTERNAL FINANCING TO CASH GENERATED (USED)
       IN FINANCING                                     (6.36)   %         (24.81)   %
  26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
       TO CASH GENERATED (USED) IN INVESTMENT
       ACTIVITIES                                       47.27    %          22.82    %

------------------------------------------------------------------------------------------
  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST
       TWELVE MONTHS.



                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                  Quarter:   4     Year:   2002
GRUPO TELEVISA, S.A.

                               DATA PER SHARE
                      CONSOLIDATED FINANCIAL STATEMENT


JUDGED INFORMATION                                                               FINAL PRINTING
-----------------------------------------------------------------------------------------------
 REF                                                   QUARTER OF PRESENT    QUARTER OF PREVIOUS
                       CONCEPTS                        FINANCIAL YEAR        FINANCIAL YEAR
                                                 ----------------------------------------------
  D                                                        AMOUNT               AMOUNT
-----------------------------------------------------------------------------------------------

  1    BASIC PROFIT PER ORDINARY SHARE (**)          $        .08          $       .15
  2    BASIC PROFIT PER PREFERRED SHARE (**)         $        .08          $       .15
  3    DILUTED PROFIT PER ORDINARY SHARE (**)        $        .00          $       .00
  4    CONTINUOUS OPERATING PROFIT PER COMUN
       SHARE (**)                                    $       (.04)         $       .16
  5    EFFECT OF DISCONTINUOUS OPERATING ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)    $        .12          $       .00
  6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)    $        .00          $       .00
  7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)    $        .00          $      (.01)
  8    CARRYING VALUE PER SHARE                      $       2.28          $      2.12
  9    CASH DIVIDEND ACUMULATED PER SHARE            $        .00          $       .00
  10   DIVIDEND IN SHARES PER SHARE                           .00  shares          .00  shares
  11   MARKET PRICE TO CARRYING VALUE                        2.12  times          3.23  times
  12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
       SHARE (**)                                           58.12  times         42.74  times
  13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
       SHARE (**)                                           57.64  times         42.42  times

-----------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST
       TWELVE MONTHS


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                       Quarter:   4    Year:   2002
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)
                                                                  CONSOLIDATED
JUDGED INFORMATION                                               FINAL PRINTING
-------------------------------------------------------------------------------

     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS-

     S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOURTH QUARTER OF 2002, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.66,907, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

     S 67 DEFERRED LOANS - OTHERS - THIS CAPTION INCLUDES AS OF DECEMBER 31, 2002 AND 2001, CUSTOMER DEPOSITS AND ADVANCES FOR AN AMOUNT OF PS.11,549,427 AND PS.11,416,678, RESPECTIVELY.


-------------------------------------------------------------------------------
     (1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL
     STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND
     OTHER CONCEPTS.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                             Quarter:  Year:4  2002
GRUPO TELEVISA, S.A.

                                                                   CONSOLIDATED
JUDGED INFORMATION                                               FINAL PRINTING


                INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                       CHARACTERISTICS OF THE SHARES
-----------------------------------------------------------------------------------------------------------------
                                                                                         CAPITAL STOCK
                                              NUMBER OF SHARES                        (THOUSANDS OF PESOS)
       NOMINAL    VALID       FIXED       VARIABLE
SERIES  VALUE    COUPON      PORTION       PORTION      MEXICAN      SUBSCRIPTION        FIXED         VARIABLE
-------------------------------------------------------------------------------------------------------------------
A                     -   4,479,799,524             4,479,799,524                     765,543


D                     -   2,184,297,425                            2,184,297,425      373,270


L                     -   2,184,297,425             2,184,297,425                     373,270


TOTAL                 -   8,848,394,374         -   6,664,096,949  2,184,297,425    1,512,083               -



TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

     8,848,394,374


SHARES PROPORTION BY :

CPO'S :THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
UNITS :
ADRS'S :
GDRS'S :
ADS'S :
GDS'S :TWENTY CPO's

                           REPURCHASED OWN SHARES

                     NUMBER OF       MARKET VALUE OF THE SHARE
SERIES                  SHARES            AT REPURCHASE          AT QUARTER
-------------------------------------------------------------------------------
     A             110,943,593             6.55679                4.65500
     D              86,852,575             6.55679                4.65500
     L              86,852,575             6.55679                4.65500

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                     Quarter: 4      Year:   2002
GRUPO TELEVISA, S.A.                                             CONSOLIDATED
                                                               FINAL PRINTING

THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:

ISSUED                                                9,133,043,117
REPURCHASED                                           (284,648,743)
                                                      -------------
OUTSTANDING                                           8,848,394,374
                                                      =============

THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:

SHARES REPURCHASED BY GRUPO TELEVISA, S.A.              97,851,000
SHARES ACQUIRED BY TELEVISA COMERCIAL, S.A. DE C.V.    496,750,068
RESALE OF SHARES                                           (30,000)
CANCELATION OF SHARES                                 (309,922,325)
                                                      -------------
                                                       284,648,743
                                                      =============


NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
      AT QUARTER ARE HISTORICAL.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS


STOCK EXCHANGE CODE: TLEVISA                           Quarter:    Year:   2002
GRUPO TELEVISA, S.A.                                               CONSOLIDATED
                                                                 FINAL PRINTING

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.




--------------------------------
 C.P. JORGE LUTTEROTH ECHEGOYEN
   Controller, Vice-president

                                  MEXICAN STOCK EXCHANGE
                                        SIFIC / ICS


STOCK EXCHANGE CODE:     TLEVISA                                    DATE:  4/7/03

DATOS GENERALES DE LA EMISORA
========================================================================================

RAZON SOCIAL:            GRUPO TELEVISA, S.A.
DOMICILIO:               AV. VASCO DE QUIROGA # 2000
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5261-20-00
FAX:                     5261-24-94                              AUTOMATICO
E-MAIL:                  ir@televisa.com.mx
DIRECCION DE INTERNET:   www.televisa.com.mx

DATOS FISCALES DE LA EMISORA
========================================================================================

RFC EMPRESA:             GTE901219GK3
DOMICILIO:               AV. VASCO DE QUIROGA # 2000
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.

RESPONSABLE DE PAGO
-----------------------------------------------------------------------------------------
NOMBRE:                  C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:               AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5261-25-77
FAX:                     5261-20-43

DATOS DE LOS FUNCIONARIOS
========================================================================================

PUESTO BMV:              PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:                  PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:                  SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO:               AV. CHAPULTEPEC # 28 PISO 1
COLONIA:                 DOCTORES
C. POSTAL:               O6724
CIUDAD Y ESTADO:         MEXICO D.F.
TELEFONO:                5709-42-89
FAX:                     5709-39-88
E-MAIL:                  emilio@televisa.com.mx

========================================================================================

PUESTO BMV:              DIRECTOR GENERAL
PUESTO:                  PRESIDENTE Y DIRECTOR GENERAL DEL GRUPO
NOMBRE:                  SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO:               AV. CHAPULTEPEC # 28 PISO 1
COLONIA:                 DOCTORES
C. POSTAL:               O6724
CIUDAD Y ESTADO:         MEXICO D.F.
TELEFONO:                5709-42-89
FAX:                     5709-39-88
E-MAIL:                  emilio@televisa.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              DIRECTOR DE FINANZAS
PUESTO:                  VICEPRESIDENTE EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:                  LIC. ALFONSO DE ANGOITIA NORIEGA
DOMICILIO:               AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO D.F.
TELEFONO:                5261-24-52
FAX:                     5261-24-54
E-MAIL:                  aangoitia@televisa.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:                  DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE:                  C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:               AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5261-25-77
FAX:                     5261-20-43
E-MAIL:                  rglima@televisa.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              RESPONSABLE DEL AREA JURIDICA
PUESTO:                  VICEPRESIDENTE JURIDICO DEL GRUPO
NOMBRE:                  LIC. JUAN SEBASTIAN MIJARES ORTEGA
DOMICILIO:               AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5261-25-85
FAX:                     5261-25-46
E-MAIL:                  jmijares@televisa.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:                  SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:                  LIC. JUAN SEBASTIAN MIJARES ORTEGA
DOMICILIO:               AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5261-25-85
FAX:                     5261-25-46
E-MAIL:                  jmijares@televisa.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:                  ASESOR LEGAL
NOMBRE:                  LIC. RICARDO MALDONADO YANEZ
DOMICILIO:               MONTES URALES 505, PISO 3
COLONIA:                 LOMAS DE CHAPULTEPEC
C. POSTAL:               11000
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5201-74-47
FAX:                     5520-10-65
E-MAIL:                  rmaldonado@macf.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:                  DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:                  LIC. ALBERTO ISLAS TORRES
DOMICILIO:               AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5261-20-42
FAX:                     5261-24-94
E-MAIL:                  aislast@televisa.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:                  DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE:                  C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:               AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:                 SANTA FE
C. POSTAL:               O1210
CIUDAD Y ESTADO:         MEXICO, D.F.
TELEFONO:                5261-25-77
FAX:                     5261-20-43
E-MAIL:                  rglima@televisa.com.mx

-----------------------------------------------------------------------------------------

PUESTO BMV:              ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:                  PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:                  SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO:               AV. CHAPULTEPEC # 28 PISO 1
COLONIA:                 DOCTORES
C. POSTAL:               O6724
CIUDAD Y ESTADO:         MEXICO D.F.
TELEFONO:                5709-42-89
FAX:                     5709-39-88
E-MAIL:                  emilio@televisa.com.mx


                                  MEXICAN STOCK EXCHANGE
                                        SIFIC / ICS

STOCK EXCHANGE CODE:   TLEVISA                                              DATE:   4/7/03
GRUPO TELEVISA, S.A.

CONSEJO DE ADMINISTRACION
=============================================================================================
SERIE           A
---------------------------------------------------------------------------------------------
CARGO :         PRESIDENTE(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. EMILIO FERNANDO AZCARRAGA JEAN

---------------------------------------------------------------------------------------------
CARGO :         VICEPRESIDENTE(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SRA. MARIA ASUNCION ARAMBURUZABALA LARREGUI

---------------------------------------------------------------------------------------------
CARGO :         CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SRA. MARIA ASUNCION ARAMBURUZABALA LARREGUI

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. EMILIO FERNANDO AZCARRAGA JEAN

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC.JULIO BARBA HURTADO

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. JOSE ANTONIO BASTON PATINO

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. MANUEL JORGE CUTILLAS COVANI

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. JAIME DAVILA URCULLU

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. ALFONSO DE ANGOITIA NORIEGA

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. CARLOS FERNANDEZ GONZALEZ

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. BERNARDO GOMEZ MARTINEZ

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. CLAUDIO X. GONZALEZ LAPORTE

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. ENRIQUE KRAUZE KLEINBORT

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. GERMAN LARREA MOTA VELASCO

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. GILBERTO PEREZALONSO CIFUENTES

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. ALEJANDRO QUINTERO INIGUEZ

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. LORENZO H. ZAMBRANO TREVINO

---------------------------------------------------------------------------------------------
CARGO :         CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. JUAN PABLO ANDRADE FRICH

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SRITA. LUCRECIA ARAMBURUZABALA LARREGUI

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. FELIX ARAUJO RAMIREZ

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. MAXIMILIANO ARTEAGA CARLEBACH

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. JOAQUIN BALCARCEL SANTA CRUZ

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. JUAN FERNANDO CALVILLO ARMENDARIZ

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. RAFAEL CARABIAS PRINCIPE

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SRA. MARIA AZUCENA DOMINGUEZ COBIAN

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. SALVI FOLCH VIADERO

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        C.P. JORGE LUTTEROTH ECHEGOYEN

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. JUAN SEBASTIAN MIJARES ORTEGA

CARGO :         COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        C.P. MARIO SALAZAR ERDMANN

CARGO :         COMISARIO(S) SUPLENTE(S)
VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        C.P. JOSE MIGUEL ARRIETA MENDEZ

CARGO :         SECRETARIO(S) PROPIETARIO(S)
VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. JUAN SEBASTIAN MIJARES ORTEGA


=============================================================================================
SERIE           D

-----------------------------------------------------------------------
CARGO :         CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. JUAN ABELLO GALLO

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. ENRIQUE FRANCISCO J. SENIOR HERNANDEZ

-----------------------------------------------------------------------
CARGO :         CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. HERBERT ALLEN III


-----------------------------------------------------------------------
CARGO :         COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        C.P. MARIO SALAZAR ERDMANN


-----------------------------------------------------------------------
CARGO :         COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        C.P. JOSE MIGUEL ARRIETA MENDEZ


-----------------------------------------------------------------------
CARGO :         SECRETARIO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. RICARDO MALDONADO YANEZ (PROSECRETARIO)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. JUAN SEBASTIAN MIJARES ORTEGA

=============================================================================================
SERIE           L

-----------------------------------------------------------------------
CARGO :         CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SRITA. ANA PATRICIA BOTIN O'SHEA

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        SR. ROBERTO HERNANDEZ RAMIREZ

-----------------------------------------------------------------------
CARGO :         CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. JUAN G. MIJARES DAVALOS


-----------------------------------------------------------------------
CARGO :         COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        C.P. MARIO SALAZAR ERDMANN


-----------------------------------------------------------------------
CARGO :         COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        C.P. JOSE MIGUEL ARRIETA MENDEZ


-----------------------------------------------------------------------
CARGO :         SECRETARIO(S) PROPIETARIO(S)

VIGENCIA DEL :  01/05/2002                                      AL :      30/04/2003
NOMBRE :        LIC. JUAN SEBASTIAN MIJARES ORTEGA


                       MEXICO, D.F. AT APRIL 07, 2003

                           MEXICAN STOCK EXCHANGE
                                 SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                            QUARTER: 4  YEAR:  2002
GRUPO TELEVISA, S.A.

                             DIRECTOR REPORT (1)


                                  ANNEX 1
                                                                 CONSOLIDATED
JUDGED INFORMATION                                             Final Printing

-----------------------------------------------------------------------------

     MEXICO CITY,  D.F., APRIL 9, 2003 -- GRUPO TELEVISA,  S.A.  (NYSE:TV;
     BMV: TLEVISA CPO) TODAY ANNOUNCED AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002. RESULTS, WHICH ARE ATTACHED, ARE IN THOUSANDS OF MEXICAN PESOS AND HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP, AND ADJUSTED TO PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002.


     NET SALES

     NET SALES INCREASED 3.7% TO PS.21,559,269 THOUSAND IN 2002 FROM PS.20,785,582 THOUSAND IN 2001 ATTRIBUTABLE TO HIGHER REVENUES IN THE TELEVISION BROADCASTING SEGMENT DUE TO OUR HIGH RATINGS AND AUDIENCE SHARES THROUGHOUT THE YEAR, OUR STRONG SALES DURING THE 2002 WORLD CUP, A RECORD INCREASE OF 19.5% IN OUR LOCAL SALES
     DRIVEN BY CHANNEL 4; ADDITIONAL REVENUE RESULTING FROM THE ACQUISITION OF A PUBLISHING DISTRIBUTION COMPANY IN CHILE; AS WELL AS HIGHER SALES IN THE PROGRAMMING FOR PAY TELEVISION SEGMENT. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN THE OTHER BUSINESSES, PROGRAMMING LICENSING, RADIO, CABLE TELEVISION AND PUBLISHING SEGMENTS.

     COST OF SALES

     TOTAL COST OF SALES, EXCLUDING DEPRECIATION AND AMORTIZATION, INCREASED 2.7% TO PS.12,418,087 THOUSAND IN 2002 FROM PS.12,094,542
     THOUSAND  IN  2001.  THE  INCREASE   REFLECTS  HIGHER  COSTS  IN  THE
     PUBLISHING  DISTRIBUTION  SEGMENT  DUE  TO  THE  ACQUISITION  OF  THE
     PUBLISHING  DISTRIBUTION  PLATFORM  IN CHILE;  THE  COSTS  ASSOCIATED
     WITH THE TRANSMISSION OF THE 2002 WORLD CUP REFLECTED IN THE TELEVISION BROADCASTING SEGMENT; AS WELL AS HIGHER COSTS IN THE CABLE TELEVISION AND PROGRAMMING FOR PAY TELEVISION SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER COSTS IN THE OTHER BUSINESSES, PROGRAMMING LICENSING, RADIO AND PUBLISHING SEGMENTS.

     OPERATING EXPENSES

     OPERATING  EXPENSES,   INCLUDING  CORPORATE  EXPENSES  AND  EXCLUDING
     DEPRECIATION AND AMORTIZATION, INCREASED BY 1.5% TO PS.3,041,165 THOUSAND IN 2002 AS COMPARED TO PS.2,997,400 THOUSAND REPORTED IN 2001. THIS INCREASE IS DUE TO A 7.1% INCREASE IN SELLING EXPENSES ASSOCIATED PRIMARILY WITH THE PUBLISHING DISTRIBUTION PLATFORM IN CHILE AND THE TELEVISION BROADCASTING SEGMENT, AS WELL AS A HIGHER PROVISION OF DOUBTFUL TRADE ACCOUNTS IN THE PROGRAMMING LICENSING DIVISION, PARTIALLY OFFSET BY THE LOWER SELLING EXPENSES IN THE OTHER BUSINESSES AND CABLE TELEVISION SEGMENTS. THIS NET INCREASE WAS PARTIALLY OFFSET BY A 4.8% REDUCTION IN ADMINISTRATIVE
     EXPENSES,    RESULTING   PRIMARILY   FROM   THE   OTHER   BUSINESSES,
     PUBLISHING, TELEVISION BROADCASTING, RADIO AND PROGRAMMING LICENSING SEGMENTS, PARTIALLY OFFSET BY HIGHER ADMINISTRATIVE EXPENSES IN THE PUBLISHING DISTRIBUTION AND CABLE TELEVISION SEGMENTS.

     EBITDA

     EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION. EBITDA INCREASED 7.1% TO PS.6,100,017 THOUSAND IN 2002 FROM PS.5,693,640 THOUSAND REPORTED IN 2001. EBITDA MARGIN INCREASED TO 28.3% IN 2002 FROM 27.4% REPORTED LAST YEAR. THESE INCREASES ARE PRIMARILY RELATED TO HIGHER NET SALES AND LOWER
     ADMINISTRATIVE EXPENSES, PARTIALLY OFFSET BY HIGHER COST OF SALES AND SELLING EXPENSES.

     OPERATING INCOME

     OPERATING INCOME INCREASED 7.2% TO PS.4,650,330 THOUSAND IN 2002 AS COMPARED TO PS.4,339,600 THOUSAND IN 2001, DUE TO HIGHER NET SALES AND LOWER ADMINISTRATIVE EXPENSES, PARTIALLY OFFSET BY HIGHER DEPRECIATION AND AMORTIZATION COSTS, MAINLY IN THE TELEVISION
     BROADCASTING, CABLE TELEVISION, OTHER BUSINESSES AND PUBLISHING DISTRIBUTION SEGMENTS, AS WELL AS HIGHER COST OF SALES AND SELLING EXPENSES.

     THE  CHARGE  FOR  OPERATING  DEPRECIATION  AND  AMORTIZATION  WAS  OF
     PS.1,449,687  THOUSAND  AND  PS.1,354,040  THOUSAND IN 2002 AND 2001,
     RESPECTIVELY.

     INTEGRAL COST OF FINANCING

     THE EXPENSES ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.176,054 THOUSAND, OR 40.3%, TO PS.612,972 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM PS.436,918 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS INCREASE REFLECTS: (A) A PS.728,004 THOUSAND INCREASE IN NET FOREIGN EXCHANGE LOSS, PRIMARILY DUE TO THE 14.01% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2002, VERSUS A 4.5% APPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2001, AS WELL AS A RESULT OF A HIGHER NET LIABILITY FOREIGN CURRENCY MONETARY POSITION OF THE COMPANY DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001; (B) A PS.388,790 THOUSAND DECREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A REDUCTION IN INTEREST RATES DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001, WHICH WAS PARTIALLY OFFSET BY A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001; (C) A PS.96,900 THOUSAND INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A HIGHER LEVEL OF DEBT OUTSTANDING DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001, WHICH WAS PARTIALLY OFFSET BY A REDUCTION IN INTEREST RATES ATTRIBUTABLE TO CERTAIN COMPANY'S DEBT DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001; AND (D) A PS.18,609 THOUSAND INCREASE IN THE RESTATEMENT OF THE COMPANY'S UDI DENOMINATED DEBT, PRIMARILY DUE TO A HIGHER INFLATION DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

     THESE INCREASES IN THE INTEGRAL COST OF FINANCING WERE PARTIALLY OFFSET BY: (A) A PS.795,225 THOUSAND DECREASE IN THE FOREIGN EXCHANGE LOSS INCURRED IN CONNECTION WITH THE COMPANY'S U.S.$600 MILLION LONG-TERM DEBT SECURITIES MATURING IN 2011 AND 2032, WHICH PRINCIPAL AMOUNT IS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION SINCE MARCH 1, 2002; (B) A PS.106,268 THOUSAND DECREASE IN LOSS ATTRIBUTABLE TO FOREIGN EXCHANGE CONTRACTS WHICH WERE SETTLED DOWN IN THE FOURTH QUARTER OF 2001; (C) A PS.137,092 THOUSAND DECREASE IN LOSS FROM MONETARY POSITION PRIMARILY AS A RESULT OF A LOWER NET ASSET MONETARY POSITION DURING THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001, WHICH WAS PARTIALLY OFFSET BY HIGHER INFLATION IN MEXICO DURING THE YEAR ENDED DECEMBER 31, 2002 (5.7%) AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001 (4.4%); AND (D) A PS.17,664 THOUSAND GAIN ATTRIBUTABLE TO INTEREST SWAP CONTRACTS OUTSTANDING DURING THE FOURTH QUARTER OF 2002.

     RESTRUCTURING AND NON-RECURRING CHARGES

     RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.267,526 THOUSAND, OR 46.6%, TO PS.841,863 THOUSAND FOR THE YEAR ENDED
     DECEMBER  31,  2002  FROM  PS.574,337  THOUSAND  FOR THE  YEAR  ENDED
     DECEMBER 31, 2001. THIS INCREASE PRIMARILY REFLECTS A PS.325,383 THOUSAND NON-RECURRING CHARGE TAKEN IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS, AS WELL AS A PS.163,431 THOUSAND NON-RECURRING CHARGE RELATED TO THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT POSTED BY THE COMPANY IN CONNECTION WITH CERTAIN ARRANGEMENTS BETWEEN DIRECTV AND THE COMPANY TO BROADCAST THE 2002 WORLD CUP, WHICH AMOUNT IS IN DISPUTE BY THE PARTIES. THIS INCREASE WAS PARTIALLY OFFSET BY A REDUCTION IN RESTRUCTURING CHARGES DUE TO FEWER WORK FORCE REDUCTIONS IN THE YEAR ENDED DECEMBER 31, 2002 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

     OTHER EXPENSE-NET

     OTHER EXPENSE-NET INCREASED BY PS.1,439,591 THOUSAND TO PS.2,134,077 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002, AS COMPARED TO PS.694,486 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS INCREASE PRIMARILY REFLECTS A PS.235,190 THOUSAND INCREASE IN THE AMORTIZATION OF GOODWILL, PRIMARILY IN CONNECTION WITH THE ACQUISITION OF SHARES OF UNIVISION IN DECEMBER 2001 AND APRIL 2002; A PS.843,989 THOUSAND INCREASE IN THE WRITE-OFF OF UNAMORTIZED GOODWILL, RESULTING FROM THE EVALUATION OF THE RECOVERABILITY OF CERTAIN LONG-LIVED ASSETS; AND A PS.330,791 THOUSAND INCREASE IN THE LOSS ON DISPOSITION OF INVESTMENTS FOR THE YEAR ENDED DECEMBER 31, 2002, AS COMPARED TO THE GAIN FOR THE YEAR
     ENDED DECEMBER 31, 2001, WHICH PRIMARILY INCLUDED THE GAIN ON SALE OF A 50% LIMITED VOTING STAKE IN THE COMPANY'S RADIO SUBSIDIARY IN OCTOBER 2001.

     OTHER EXPENSE-NET FOR THE YEAR ENDED DECEMBER 31, 2002 PRIMARILY REFLECTS NON-CASH CHARGES IN CONNECTION WITH THE AMORTIZATION OF GOODWILL IN THE AMOUNT OF PS.437,805 THOUSAND AND THE WRITE-OFF OF UNAMORTIZED GOODWILL IN THE AMOUNT OF PS.1,066,700 THOUSAND; AS
     WELL AS FEES AND EXPENSES FOR PROFESSIONAL SERVICES, DONATIONS AND A NET LOSS IN DISPOSITION OF CERTAIN INVESTMENTS AND NON-CURRENT ASSETS FOR AN AGGREGATE AMOUNT OF PS.388,485 THOUSAND.

     INCOME TAXES

     INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING DECREASED BY PS.272,086 THOUSAND TO PS.299,347 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM A TAX PROVISION OF PS.571,433 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS DECREASE PRIMARILY REFLECTS A TAX BENEFIT RESULTING FROM AN ANNUAL DECREASE IN THE CORPORATE INCOME TAX RATE STARTING IN 2003 AND CONTINUING THROUGH 2005 WHEN THE CORPORATE RATE WILL BE 32%, AND APPLICABLE TO MEXICAN COMPANIES IN ACCORDANCE WITH THE MEXICAN INCOME TAX LAW. THE PROVISION FOR INCOME TAXES PRIMARILY REFLECTED THE EFFECT OF RECOGNIZING ASSETS TAX (ALTERNATIVE MINIMUM TAX) RATHER THAN INCOME TAX FOR CONSOLIDATION TAX PURPOSES IN MEXICO FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, AS WELL AS INCOME TAXES ATTRIBUTABLE TO FOREIGN SUBSIDIARIES OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2002.

     EQUITY IN RESULTS OF AFFILIATES

     EQUITY IN RESULTS OF AFFILIATES INCREASED BY PS.603,947 THOUSAND TO A LOSS OF PS.1,155,818 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM A LOSS OF PS.551,871 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS INCREASE PRIMARILY REFLECTS THE RECOGNITION OF
     ADDITIONAL EQUITY LOSSES OF THE COMPANY'S DTH JOINT VENTURE IN MEXICO ("INNOVA") AND THE COMPANY'S MULTI-COUNTRY DTH JOINT VENTURE ("SKY MULTI-COUNTRY PARTNERS") WITH CURRENT OPERATIONS IN COLOMBIA AND CHILE, AS DESCRIBED BELOW. THIS INCREASE WAS SLIGHTLY OFFSET BY THE INCREASE OF THE EQUITY IN INCOME RELATING TO THE COMPANY'S INVESTMENT IN UNIVISION.

     DURING THE YEARS  ENDED  DECEMBER  31, 2001 AND 2002,  THE  COMPANY'S
     INVESTMENT  IN  INNOVA  HAS  BEEN  REPRESENTED  BY  A  NET  LIABILITY
     POSITION ON THE COMPANY'S CONSOLIDATED BALANCE SHEET. THIS NET LIABILITY POSITION CURRENTLY REPRESENTS EQUITY LOSSES RECOGNIZED IN EXCESS OF THE COMPANY'S CAPITAL CONTRIBUTIONS AND LONG-TERM LOANS TO INNOVA, BUT NOT IN EXCESS OF THE OUTSTANDING TOTAL DEBT INCURRED BY THIS JOINT VENTURE IN CONNECTION WITH A TRANSPONDER CAPITAL LEASE BEING GUARANTEED BY THE COMPANY. DURING THE YEAR ENDED DECEMBER 31, 2002, THE COMPANY RECOGNIZED ADDITIONAL EQUITY IN LOSSES OF INNOVA, WHICH PRIMARILY REFLECTED THE ADDITIONAL FUNDING TO INNOVA PROVIDED BY THE COMPANY IN THE FIRST QUARTER OF 2002, AS WELL AS THE INCREASE IN THE OUTSTANDING DEBT OF INNOVA BEING GUARANTEED BY THE COMPANY, AS A RESULT OF THE DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR FOR THE YEAR ENDED DECEMBER 31, 2002. AS OF DECEMBER 31, 2002, THE COMPANY'S
     INVESTMENT IN INNOVA WAS REPRESENTED BY A LIABILITY POSITION OF PS.852,993 THOUSAND.

     DURING THE YEARS ENDED DECEMBER 31, 2001 AND 2002, THE COMPANY'S INVESTMENT IN SKY MULTI-COUNTRY PARTNERS HAS BEEN REPRESENTED BY A NET LIABILITY POSITION ON THE COMPANY'S CONSOLIDATED BALANCE SHEET. THIS NET LIABILITY POSITION HAS REPRESENTED EQUITY LOSSES RECOGNIZED IN EXCESS OF THE COMPANY'S CAPITAL CONTRIBUTIONS TO SKY MULTI-COUNTRY PARTNERS, BUT NOT IN EXCESS OF THE OUTSTANDING TOTAL DEBT INCURRED BY THIS JOINT VENTURE IN CONNECTION WITH A TRANSPONDER CAPITAL LEASE BEING GUARANTEED BY THE COMPANY. IN THE FOURTH QUARTER OF 2002, AS A RESULT OF THE ECONOMIC DIFFICULTIES OF THIS JOINT VENTURE IN SOUTH AMERICA, THE COMPANY RECOGNIZED AN
     ADDITIONAL   EQUITY  LOSS  OF   PS.464,968   THOUSAND  TO  COVER  THE
     OUTSTANDING TOTAL DEBT INCURRED BY THIS JOINT VENTURE BEING GUARANTEED BY THE COMPANY. AS OF DECEMBER 31, 2002, THE COMPANY'S INVESTMENT IN SKY MULTI-COUNTRY PARTNERS WAS REPRESENTED BY A LIABILITY POSITION OF PS.792,249 THOUSAND.

     DISCONTINUED OPERATIONS

     IN DECEMBER 2001, THE COMPANY ENTERED INTO AN AGREEMENT TO SELL ITS MUSIC RECORDING OPERATIONS TO UNIVISION, AND CONSUMMATED THIS SALE IN APRIL 2002. THE COMPANY NO LONGER ENGAGES IN THE MUSIC RECORDING BUSINESS, AND THE RESULTS OF THE COMPANY'S MUSIC RECORDING SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2001 AND FOR THE SUBSEQUENT PERIOD WERE CLASSIFIED AS DISCONTINUED OPERATIONS. AS CONSIDERATION FOR THE SALE OF THIS BUSINESS, THE COMPANY RECEIVED 6,000,000 SHARES AND 100,000 WARRANTS (EXPIRING IN 2017) TO PURCHASE SHARES OF UNIVISION COMMON STOCK, WHICH WERE RECOGNIZED AT THEIR FAIR VALUE ON THE AGREEMENT DATE. AS A RESULT OF THIS TRANSACTION, THE COMPANY RECOGNIZED A GAIN ON DISPOSITION OF THE MUSIC RECORDING BUSINESS OF PS.1,062,750 THOUSAND, NET OF RELATED COSTS, EXPENSES AND TAXES, WHICH WERE ALSO REFLECTED AS DISCONTINUED OPERATIONS. IN CONJUNCTION WITH THIS DISPOSAL, THE COMPANY MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS IN THE PROCESS OF BEING RESOLVED BY THE PARTIES. WHILE THE COMPANY'S MANAGEMENT DOES NOT BELIEVE THAT ANY OF THESE ADJUSTMENTS WILL BE MATERIAL IN AMOUNT OR IMPACT, THE COMPANY CAN GIVE NO ASSURANCES IN THIS REGARD.

     MINORITY INTEREST

     THE MINORITY INTEREST REFLECTS THE PORTION OF THE OPERATING RESULTS ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE BUSINESSES WHICH ARE NOT WHOLLY-OWNED BY THE COMPANY, INCLUDING THE COMPANY'S CABLE TELEVISION, RADIO (SINCE OCTOBER 2001), AND NATIONWIDE PAGING BUSINESSES.

     MINORITY INTEREST DECREASED BY PS.97,674 THOUSAND TO A GAIN OF PS.68,833 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2002 FROM A LOSS OF PS.28,841 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001. THIS DECREASE PRIMARILY REFLECTS A DECREASE IN THE NET INCOME OF THE COMPANY'S CABLE TELEVISION AND NATIONWIDE PAGING BUSINESSES FOR THE YEAR ENDED DECEMBER 31, 2002, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

     NET INCOME

     IN 2002, THE COMPANY HAD A NET INCOME OF PS.737,836 THOUSAND COMPARED TO A NET INCOME OF PS.1,422,375 THOUSAND IN 2001. THE DECREASE OF PS.684,539 THOUSAND IS DUE PRINCIPALLY TO:

o    AN INCREASE IN INTEGRAL COST OF FINANCING OF PS.176,054 THOUSAND;

o    AN INCREASE IN RESTRUCTURING AND  NON-RECURRING  CHARGES OF PS.267,526
     THOUSAND;

o    AN INCREASE IN OTHER EXPENSE NET OF PS.1,439,591 THOUSAND; AND

o    AN INCREASED EQUITY IN LOSSES OF AFFILIATES OF PS.603,947 THOUSAND.

     THESE NEGATIVE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN OPERATING INCOME OF PS.310,730 THOUSAND; A DECREASE IN INCOME TAXES OF PS.272,086 THOUSAND; A NET INCREASE IN INCOME FROM DISCONTINUED OPERATIONS OF PS.1,048,687 THOUSAND; A DECREASE IN CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN 2001 OF PS.73,402 THOUSAND; AND A REDUCTION IN MINORITY INTEREST OF PS.97,674 THOUSAND.

     DURING THE YEAR ENDED DECEMBER 31, 2002, THE COMPANY RECOGNIZED CERTAIN SIGNIFICANT NON-RECURRING CHARGES THAT UNFAVORABLY AFFECTED ITS NET INCOME FOR THE YEAR, AS FOLLOWS:

o A NON-CASH PS.325,383 THOUSAND CHARGE IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHT LETTER FOR SOCCER PLAYERS;

o A PS.163,431 THOUSAND CHARGE RELATED TO THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT POSTED BY THE COMPANY IN CONNECTION WITH CERTAIN BROADCAST ARRANGEMENTS AND RELATED EXPENSES;

o A NON-CASH PS.1,066,700 THOUSAND CHARGE IN CONNECTION WITH THE WRITE-OFF OF UNAMORTIZED GOODWILL RELATED TO CERTAIN BUSINESSES ACQUIRED BY THE COMPANY IN PRIOR YEARS, WHICH LONG-LIVED ASSETS WERE EVALUATED FOR RECOVERABILITY; AND

o A NON-CASH PS.464,968 THOUSAND CHARGE FOR THE RECOGNITION OF ADDITIONAL EQUITY LOSSES TO COVER THE TOTAL OUTSTANDING CAPITAL LEASE DEBT BALANCE OF THE MULTI-COUNTRY DTH JOINT VENTURE IN SOUTH AMERICA BEING GUARANTEED BY THE COMPANY.

     HAD THESE SIGNIFICANT NON-RECURRING CHARGES NOT BEEN RECOGNIZED BY THE COMPANY IN THE YEAR ENDED DECEMBER 31, 2002, THE NET INCOME FOR THE YEAR, AFTER THE RELATED INCOME TAX EFFECT, WOULD HAVE INCREASED TO PS.2,590,784 THOUSAND.

     RESULTS BY BUSINESS SEGMENT

     TELEVISION BROADCASTING

     TELEVISION BROADCASTING SALES INCREASED 4.4% TO PS.14,038,272 THOUSAND IN 2002 FROM PS.13,445,481 THOUSAND IN 2001. THIS INCREASE IS LARGELY ATTRIBUTABLE TO THE TRANSMISSION OF THE WORLD CUP IN THE SECOND QUARTER OF 2002 AND THE RECORD INCREASE OF 19.5% IN OUR LOCAL SALES DRIVEN BY CHANNEL 4. EXCLUDING THE WORLD CUP, TELEVISION BROADCASTING SALES INCREASED 1.7% IN 2002.

     TELEVISION BROADCASTING COST OF SALES INCREASED 2.3% MAINLY DUE TO THE TRANSMISSION OF THE WORLD CUP IN THE SECOND QUARTER OF 2002. EXCLUDING THIS SPECIAL EVENT, COST OF SALES DECREASED 0.2%, DUE TO LOWER COSTS ASSOCIATED WITH IMPROVEMENTS AND EFFICIENCIES IN THE PRODUCTION OF TELENOVELAS, NEWSCASTS AND SITCOMS.

     TELEVISION BROADCASTING OPERATING INCOME INCREASED 7.3% (PS.4,564,368 THOUSAND IN 2002 AND PS.4,251,993 THOUSAND IN 2001),
     RELATED  TO  HIGHER   SALES,   PARTIALLY   OFFSET  BY  HIGHER   COSTS
     ASSOCIATED WITH THE TRANSMISSION OF THE WORLD CUP; AN INCREASE IN OPERATING EXPENSES RELATED TO A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS; AS WELL AS HIGHER DEPRECIATION COSTS DUE TO TECHNICAL AND TRANSPORTATION EQUIPMENT. EXCLUDING THE TRANSMISSION OF THE WORLD CUP, TELEVISION BROADCASTING OPERATING INCOME INCREASED 2.9%.

     PROGRAMMING FOR PAY TELEVISION

     THE INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES OF 11.9% TO PS.608,031 THOUSAND IN 2002 AS COMPARED TO PS.543,553 THOUSAND IN 2001 WAS DUE TO HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO, PARTIALLY OFFSET BY LOWER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN LATIN AMERICA AND SPAIN, AS WELL AS LOWER ADVERTISING SALES.

     PROGRAMMING FOR PAY TELEVISION OPERATING INCOME INCREASED 33.0% (PS.60,260 THOUSAND IN 2002 AND PS.45,302 THOUSAND IN 2001), DUE TO HIGHER SALES, PARTIALLY OFFSET BY HIGHER SIGNAL COSTS AND OPERATING EXPENSES DUE TO AN INCREASE IN THE PROVISION FOR DOUBTFUL TRADE ACCOUNTS RELATED TO LATIN AMERICA.

     PROGRAMMING LICENSING

     THE DECREASE IN PROGRAMMING LICENSING SALES OF 5.4% TO PS.1,405,174 THOUSAND IN 2002 COMPARED TO PS.1,484,983 THOUSAND IN 2001 REFLECTS LOWER EXPORT SALES TO LATIN AMERICA DUE TO THE DIFFICULT ECONOMIC CONDITIONS IN THAT REGION AS WELL AS IN EUROPE. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER EXPORT SALES TO ASIA AND AFRICA. IN 2002, THE COMPANY RECEIVED U.S.$77.7 MILLION IN ROYALTIES FROM
     UNIVISION, RELATED TO THE UNIVISION AND GALAVISION NETWORKS. BEGINNING IN 2003, WE WILL RECEIVE FROM UNIVISION AN ADDITIONAL 12% IN ROYALTIES FROM THE NET TIME SALES OF THE TELEFUTURA NETWORK, SUBJECT TO CERTAIN ADJUSTMENTS.

     PROGRAMMING LICENSING OPERATING INCOME DECREASED 29.0% (PS.217,989 THOUSAND IN 2002 AND PS.307,153 THOUSAND IN 2001), REFLECTING LOWER SALES AND AN INCREASE IN SELLING EXPENSES DUE TO A HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS IN LATIN AMERICA, PARTIALLY OFFSET BY LOWER COST OF SALES AND ADMINISTRATIVE EXPENSES, ASSOCIATED WITH A COST REDUCTION OF PRODUCING, DISTRIBUTING AND DUBBING OUR PROGRAMS.

     PUBLISHING

     PUBLISHING SALES MARGINALLY DECREASED 0.3% TO PS.1,670,715 THOUSAND IN 2002 FROM PS.1,676,316 THOUSAND IN 2001 DUE TO A LOWER CIRCULATION OF MAGAZINES IN THE DOMESTIC MARKET AND ABROAD, AS WELL AS A REDUCTION IN THE NUMBER OF ADVERTISING PAGES SOLD IN THE INTERNATIONAL MARKET. THESE DECREASES WERE PARTIALLY OFFSET BY AN INCREASE IN THE NUMBER OF ADVERTISING PAGES SOLD IN THE DOMESTIC MARKET DUE TO THE LAUNCH OF NEW MAGAZINES, AND BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES.

     PUBLISHING OPERATING INCOME INCREASED MARGINALLY 0.5% (PS.252,320 THOUSAND IN 2002 AND PS.251,182 THOUSAND IN 2001).

     PUBLISHING DISTRIBUTION

     PUBLISHING DISTRIBUTION SALES INCREASED 41.7% TO PS.1,343,765 THOUSAND IN 2002 AS COMPARED WITH PS.948,231 THOUSAND IN 2001, DUE TO THE INTEGRATION OF REVENUE FROM THE ACQUISITION OF THE
     OPERATIONS IN CHILE IN THE SECOND QUARTER. EXCLUDING THIS ACQUISITION, PUBLISHING DISTRIBUTION SALES DECREASED 9.7%.







     PUBLISHING DISTRIBUTION OPERATING INCOME DECREASED BY PS.10,398 THOUSAND TO A LOSS OF PS.1,854 THOUSAND IN 2002 AND A OPERATING INCOME OF PS.8,544 THOUSAND IN 2001, DUE TO HIGHER COST OF SALES AND OPERATING EXPENSES, PARTIALLY OFFSET BY HIGHER SALES REFLECTING THE ACQUISITION OF THE DISTRIBUTION PLATFORMS IN CHILE. WITHOUT THIS ACQUISITION, OPERATING INCOME DECREASED BY PS.20,039 THOUSAND TO A LOSS OF PS.11,495 THOUSAND AS COMPARED WITH 2001.

     CABLE TELEVISION

     CABLE TELEVISION SALES DECREASED 3.1% (PS.1,108,200 THOUSAND IN 2002 AND PS.1,143,932 THOUSAND IN 2001). THIS DECREASE IS ATTRIBUTABLE TO THREE FACTORS: THE NEGATIVE IMPACT OF THE NEW 10% TAX ON TELECOMMUNICATIONS SERVICES, EFFECTIVE SINCE JANUARY 1, 2002; THE LOSS OF SUBSCRIBERS DURING 2002 AS COMPARED TO LAST YEAR; AND A DECREASE IN ADVERTISING SALES. THIS DECREASE IN CABLE TELEVISION SALES WAS PARTIALLY OFFSET BY A 23.1% AND 10.3% INCREASE IN THE BASIC AND DIGITAL PACKAGES, RESPECTIVELY, AS WELL AS HIGHER REVENUES FROM OUR CABLE MODEM SERVICE. AT THE END OF THE FOURTH QUARTER OF 2002 BASIC SUBSCRIBERS TOTALED OVER 412,000, OF WHICH APPROXIMATELY 65,000 ARE DIGITAL SUBSCRIBERS.

     CABLE TELEVISION OPERATING INCOME DECREASED 19.6% (PS.201,464 THOUSAND IN 2002 AND PS.250,614 THOUSAND IN 2001), DUE TO LOWER
     SALES AND HIGHER SIGNAL AND DEPRECIATION COSTS, DUE TO THE UPGRADING PROCESS IN THE NETWORK, AND THE ACQUISITION OF DIGITAL BOXES. THIS DECREASE WAS PARTIALLY OFFSET BY LOWER SELLING EXPENSES RELATED TO LOWER MARKETING COSTS.

     RADIO

     RADIO SALES DECREASED 24.9% (PS.187,062 THOUSAND IN 2002 AND PS.249,151 THOUSAND IN 2001), DUE TO A DECLINE IN ADVERTISING TIME SOLD, REFLECTING THE DIFFICULT ECONOMIC ENVIRONMENT THAT IS ADVERSELY AFFECTING THE MEXICAN RADIO INDUSTRY.

     RADIO OPERATING LOSS INCREASED BY PS.29,809 THOUSAND (OPERATING LOSS OF PS.45,738 THOUSAND IN 2002 AND OPERATING LOSS OF PS.15,929 THOUSAND IN 2001), REFLECTING THE REDUCTION IN REVENUES. THIS
     DECREASE WAS PARTIALLY OFFSET BY A REDUCTION IN COST OF SALES AS WELL AS IN OPERATING EXPENSES, DUE TO PERSONNEL LAYOFFS AND LOWER SALES COMMISSIONS.

     OTHER BUSINESSES

     THE DECREASE IN OTHER BUSINESSES SALES OF 7.8% (PS.1,481,611 THOUSAND IN 2002 AND PS.1,607,436 THOUSAND IN 2001), WAS PRIMARILY DUE TO LOWER SALES IN THE NATIONWIDE PAGING BUSINESS AND IN OUR INTERNET PORTAL. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER SALES IN THE SPORTS EVENTS AND IN THE DISTRIBUTION OF FEATURE FILM PRODUCTIONS BUSINESSES.

     OTHER BUSINESSES OPERATING LOSS DECREASED BY PS.154,804 THOUSAND (OPERATING LOSS OF PS.447,324 THOUSAND IN 2002 AND OPERATING LOSS OF PS.602,128 THOUSAND IN 2001), DUE TO A REDUCTION IN COSTS OF SALES AND OPERATING EXPENSES PARTIALLY OFFSET BY LOWER REVENUES.

     INTERSEGMENT SALES

     INTERSEGMENT  SALES  FOR  2002  AND  2001,   AMOUNTED  TO  PS.363,153
     THOUSAND AND PS.549,671 THOUSAND, RESPECTIVELY.

     CORPORATE EXPENSES

     CORPORATE  EXPENSES  FOR  2002  AND  2001,   AMOUNTED  TO  PS.143,515
     THOUSAND AND PS.142,877 THOUSAND, RESPECTIVELY.

     DISPOSED OPERATIONS

     NET SALES OF DISPOSED OPERATION FOR 2002 AND 2001, AMOUNTED TO PS.79,592 THOUSAND AND PS.236,170 THOUSAND, RESPECTIVELY.

     THE OPERATING RESULT FROM DISPOSED OPERATIONS FOR 2002 AND 2001, AMOUNTED TO AN OPERATING LOSS OF PS.7,640 THOUSAND AND AN OPERATING LOSS OF PS.14,254 THOUSAND, RESPECTIVELY.

     SKY

     INNOVA, S. DE R.L. DE C.V., THE PAY-TV MARKET LEADER IN MEXICO, PROVIDING DIRECT-TO-HOME (DTH) SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME, REPORTED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2002. FINANCIAL AND OPERATING HIGHLIGHTS ARE AS FOLLOWS:

o GROSS ACTIVE SUBSCRIBERS INCREASED 2.0% TO 705,900 AS OF DECEMBER 31, 2002 FROM 692,000 AT THE END OF THE PREVIOUS YEAR.

o EBITDA FOR THE FULL YEAR 2002 INCREASED 37.0% TO PS.934.1 MILLION FROM PS.681.8 MILLION FOR THE PRIOR YEAR. AS A RESULT, EBITDA MARGIN INCREASED 30.8% FROM 20.8% TO 27.2%.

o EBIT FOR THE FULL YEAR 2002 IMPROVED PS.275.7 MILLION TO PS.9.0 MILLION FROM AND OPERATING LOSS OF PS.266.7 MILLION FOR THE PRIOR YEAR. AS A RESULT, EBIT MARGIN SUBSTANTIALLY INCREASED FROM A NEGATIVE 8.2% TO A POSITIVE 0.3%.

o SKY DID NOT REQUIRE FUNDING FROM ITS SHAREHOLDERS DURING THE LAST THREE QUARTERS OF 2002.

o SKY CONTINUES TO OFFER THE HIGHEST QUALITY CONTENT IN THE MEXICAN PAY TV INDUSTRY.

     FOR FURTHER REFERENCE, SEE THE INNOVA, S. DE R.L. DE C.V. FOURTH QUARTER AND FULL YEAR 2002 RESULTS PRESS RELEASE.

     CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

     DURING 2002, THE COMPANY INVESTED APPROXIMATELY U.S.$135.2 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES OF WHICH APPROXIMATELY U.S.$18.8 MILLION IS RELATED TO CABLEVISION. ADDITIONALLY, IN THE LAST YEAR THE COMPANY INVESTED APPROXIMATELY U.S.$32.5 IN OUR DTH VENTURES (U.S.$17.7 MILLION IN THE MEXICO DTH VENTURE, INNOVA, IN THE FORM OF LONG-TERM LOANS AND U.S.$14.8 MILLION IN THE MULTI-COUNTRY DTH VENTURE IN SOUTH AMERICA).

     IN OCTOBER 2002, THE COMPANY ACQUIRED 40% OF OCESA ENTRETENIMIENTO, S.A. DE C.V., A NEWLY FORMED SUBSIDIARY OF CORPORACION INTERAMERICANA DE ENTRETENIMIENTO, S.A. DE C.V. (CIE), THAT OWNS ALL OF THE ASSETS RELATED TO CIE'S LIVE ENTERTAINMENT BUSINESS UNIT IN MEXICO, FOR U.S.$107.2 MILLION. GRUPO TELEVISA MADE AN INITIAL PAYMENT OF APPROXIMATELY U.S.$67 MILLION AND IT IS EXPECTED THAT THE REMAINING BALANCE WILL BE PAID DURING THE FIRST QUARTER OF 2003.

     DEBT

     AS OF DECEMBER 31, 2002, THE COMPANY'S LONG-TERM DEBT AMOUNTED TO PS.13,345,215 THOUSAND, AND ITS CURRENT DEBT WAS PS.1,239,880 THOUSAND, AS COMPARED TO PS.13,550,537 THOUSAND AND PS.353,889 THOUSAND, RESPECTIVELY, AS OF DECEMBER 31, 2001.

     EFFECTIVE MARCH 1, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN SHARES OF UNIVISION AS AN EFFECTIVE HEDGE OF BOTH ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND U.S.$ 300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 1, 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT WILL BE CREDITED OR CHARGED DIRECTLY TO OTHER COMPREHENSIVE INCOME OR LOSS IN STOCKHOLDERS' EQUITY, AS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION.


     SHARE BUYBACK PROGRAM

     IN  SEPTEMBER  2002,  THE  COMPANY   ANNOUNCED  A  SHARE   REPURCHASE
     PROGRAM. UNDER THE TERMS OF THE PROGRAM, THE COMPANY MAY, AT MANAGEMENT'S DISCRETION, ACQUIRE STOCK SUBJECT TO LEGAL, MARKET AND OTHER CONDITIONS AT THE TIME OF PURCHASE. THE COMPANY STARTED
     REPURCHASING SHARES IN 2003, AND AS OF FEBRUARY 26, 2003, 20,680,200 SHARES IN THE FORM OF 6,893,400 CPOS HAD BEEN
     REPURCHASED BY THE COMPANY UNDER THIS PROGRAM FOR AN AGGREGATE AMOUNT OF PS.91,440 THOUSAND.

     DIVIDEND PAYMENT

     THE BOARD OF DIRECTORS DECIDED TODAY TO PROPOSE AT OUR NEXT SHAREHOLDER MEETING AN ANNUAL DIVIDEND PAYMENT PLAN, STARTING IN 2003. THE AMOUNT OF THE DIVIDEND PAYMENTS WILL BE PROPOSED ON AN ANNUAL BASIS BY THE BOARD OF DIRECTORS BASED ON THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION, INVESTMENTS AND OTHER RELEVANT FACTORS. FOR 2003, THE BOARD DECIDED TO PROPOSE THE PAYMENT OF A DIVIDEND IN THE AMOUNT OF PS.550 MILLION.

     ADVERTISING SALES PLAN

     AS OF DECEMBER 31, 2002, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.11,305 MILLION. THE DEPOSITS AS OF DECEMBER 31, 2002 REPRESENTED A 7.9% NOMINAL INCREASE, OR 2.4% IN REAL TERMS, AS COMPARED TO THE PRIOR YEAR.

     APPROXIMATELY 62.6% OF THE ADVANCED PAYMENT DEPOSITS AS OF DECEMBER 31, 2002 WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2002 WAS 3.5 MONTHS. IN COMPARISON, APPROXIMATELY 60.6% OF THE DEPOSITS AS OF DECEMBER 31, 2001, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2001 WAS 4.0 MONTHS.

     TELEVISION RATINGS AND AUDIENCE SHARE

     NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN 2002, TELEVISA INCREASED ITS RATINGS AND AUDIENCE SHARE. DURING PRIME-TIME, AUDIENCE SHARE AMOUNTED TO 72.5%; FROM 16:00 TO 23:00 HOURS, AUDIENCE SHARE AMOUNTED TO 72.4%; AND IN SIGN-ON TO SIGN-OFF, AUDIENCE SHARE AMOUNTED TO 74.4%.

     IN 2002, TELEVISA AIRED 93 OF THE 100 MOST POPULAR PROGRAMS. CHANNEL 2 CONTINUES TO BE THE LEADER IN MEXICAN TELEVISION LARGELY DUE TO THE SUCCESS OF THE FOLLOWING TELENOVELAS: "EL MANANTIAL," "SALOME," "ENTRE EL AMOR Y EL ODIO" AND "LAS VIAS DEL AMOR."

     OUTLOOK FOR 2003

     ASSUMING A CONTINUED GRADUAL IMPROVEMENT IN THE ECONOMIC CLIMATE, WE BELIEVE THAT TELEVISION BROADCASTING SALES WILL REFLECT A MARGINAL INCREASE IN THE FIRST QUARTER OF 2003, AS COMPARED TO THE FIRST QUARTER OF LAST YEAR. THIS TREND SHOULD GAIN MOMENTUM IN THE SECOND QUARTER OF 2003, DURING MEXICO'S MID-TERM ELECTION SEASON AND THE RESULTING POLITICAL ADVERTISING CAMPAIGNS. FOR THE FULL YEAR 2003, WE EXPECT TELEVISION BROADCASTING SALES TO INCREASE IN THE LOW SINGLE DIGIT RANGE, AND TELEVISION BROADCASTING AND CONSOLIDATED EBITDA MARGIN TO BE AT 40% AND 30%, RESPECTIVELY.

     GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

     THIS DIRECTOR REPORT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS DIRECTOR REPORT SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 1. DESCRIPTION OF BUSINESS - CAUTIONARY STATEMENT" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FOR THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS DIRECTOR REPORT AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON
     THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                   QUARTER:  4          YEAR:  2002
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                  ANNEX 2

                                                                   CONSOLIDATED
JUDGED INFORMATION                                               Final Printing
-------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
           OF DECEMBER 31, 2002, EXCEPT PER SHARE AND UDI VALUES)


1. ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEARS ENDED ON THOSE DATES, ARE AUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEARS ENDED DECEMBER 31, 2002.


2. PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:


                                                2002             2001
                                          ----------------- ----------------
     BUILDINGS                            Ps.    6,519,940  Ps.   6,500,145
     BUILDINGS IMPROVEMENTS                      1,701,388        1,528,861
     TECHNICAL EQUIPMENT                         9,737,672        9,155,196
     FURNITURE AND FIXTURES                        518,847          528,668
     TRANSPORTATION EQUIPMENT                      949,051          460,405
     COMPUTER EQUIPMENT                            788,565          675,679
                                          ----------------- ----------------

     ACCUMULATED DEPRECIATION                  20,215,463        18,848,954
                                               (9,296,469)       (8,034,916)
                                          ----------------- ----------------
                                                10,918,994       10,814,038
     LAND                                        3,457,256        3,471,500
     CONSTRUCTION IN PROGRESS                      966,972          450,959
                                          ----------------- ----------------
                                          Ps.   15,343,222  Ps.  14,736,497
                                          ================= ================


     DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, WAS PS.1,006,216 AND PS.974,821, RESPECTIVELY.

3. LONG-TERM DEBT SECURITIES:

     AS OF DECEMBER 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:



                                                 2002                      2001
                                       -------------------------- ------------------------
                                       U.S.                       U.S.
                                       DOLLAR                     DOLLAR
                                       PRINCIPAL        MEXICAN   PRINCIPAL      MEXICAN
                                       AMOUNTS           PESOS    AMOUNTS         PESOS
                                       (THOUSANDS)                (THOUSANDS)
                                       ----------- -------------- ----------  ------------

11.375%   SERIES   "A"  SENIOR
  NOTES DUE 2003 (A)                    $  68,847   Ps.   720,415 $  68,847   Ps.  667,900
11.875%   SERIES   "B"  SENIOR
  NOTES DUE 2006 (A)                        5,343          55,909     5,343         51,834
8.625% SENIOR NOTES DUE 2005 (B)          200,000       2,092,800   200,000      1,940,244
8.000% SENIOR NOTES DUE 2011 (C)          300,000       3,139,200   300,000      2,910,366
8.500% SENIOR NOTES DUE 2032 (D)          300,000       3,139,200        --             --
                                       ----------- -------------- ----------  ------------
                                       $  874,190       9,147,524 $ 574,190      5,570,344
                                       ===========                ==========
UDI-DENOMINATED  NOTES  DUE  2007 (E)                   3,503,220                3,507,205
                                                   --------------             ------------
                                                   Ps. 12,650,744             Ps.9,077,549
                                                   ==============             ============


(A) INTEREST ON THE SERIES A SENIOR NOTES AND SERIES B SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 11.96% AND 12.49% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEME-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) IN THE THIRD QUARTER OF 2001, THE COMPANY ISSUED U.S.$300 MILLION 10-YEAR SENIOR NOTES WITH A COUPON RATE OF 8%. THE SENIOR NOTES WERE PRICED AT 98.793% FOR A YIELD TO MATURITY OF 8.179%. THE PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE REMAINING AMOUNTS THEN OUTSTANDING UNDER THE COMPANY'S U.S.$400 MILLION SYNDICATED LOAN WITH AN ORIGINAL MATURITY IN 2003. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) IN MARCH 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.5%. THE SENIOR NOTES WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A U.S.$276 MILLION BRIDGE LOAN FACILITY WITH AN ORIGINAL MATURITY IN DECEMBER 2002. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) IN THE SECOND QUARTER OF 2000, THE COMPANY ISSUED IN THE MEXICAN MARKET NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR AN AMOUNT OF PS.3,000,000 (NOMINAL), REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2002 AND 2001 INCLUDES RESTAMENT OF PS.503,220 AND PS.336,181, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2002, WAS OF PS. 3.225778 PER ONE UDI.


     THE SENIOR NOTES DUE IN 2003, 2005, 2006, 2011 AND 2032 MAY NOT BE REEDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.


     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN SHARES OF UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 1, 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS BEING CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS - FOREIGN CURRENCY TRANSLATION) (SEE NOTE 7).


4. CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN 2003. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL POSITION OR FUTURE OPERATING RESULTS, NO ASSSURANCE CAN BE GIVEN IN THIS REGARD.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5. STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF DECEMBER 31, IS ANALYZED AS
FOLLOWS:


                                             2002                            2001
                                    ------------------------  ------------------------
                                    NOMINAL         RESTATED         NOMINAL       RESTATED
                                      PESOS           PESOS           PESOS          PESOS
                                    -----------    ------------    ------------    -----------
CAPITAL STOCK                    Ps. 1,512,083   Ps. 7,368,706   Ps. 1,513,427  Ps. 7,375,291
                                    -----------                    ------------
ADDITIONAL PAID-IN CAPITAL             187,824         216,458         187,428        216,056
                                    -----------                    ------------
LEGAL RESERVE                          585,029       1,184,044         517,746      1,112,925
                                    -----------                    ------------
RESERVE FOR REPURCHASE OF SHARES     2,695,761       5,516,855       2,695,761      5,516,855
                                    -----------                    ------------
UNAPPROPIATED EARNINGS               6,148,312      10,901,954       4,816,043      9,091,250
                                    -----------                    ------------
ACCUMULATED EFFECT OF DEFERRED
  INCOME TAXES                      (2,197,681)     (2,642,542)     (2,197,681)    (2,642,542)
                                    -----------                    ------------
NET INCOME FOR PERIOD                       --         737,836       1,345,662      1,422,375
                                    -----------                    ------------
DEFICIT FROM RESTATEMENT                    --      (3,098,400)             --     (3,327,140)

                                    -----------    ------------    ------------    -----------
TOTAL MAJORITY STOCKHOLDERS' EQUITY              Ps.20,184,911                  Ps.18,765,070
                                                    ==========                     ==========

     IN SEPTEMBER 2002, IN CONNECTION WITH THE APPROVAL OF THE COMPANY'S SHAREHOLDERS TO ISSUE ADDITIONAL SERIES "A" SHARES IN AN AGGREGATE AMOUNT OF UP TO 4.5% OF THE COMPANY'S OUTSTANDING CAPITAL STOCK (430,350,671 SERIES "A" SHARES) ON APRIL 30, 2002, AND IN CONJUNCTION WITH PREEMPTIVE RIGHTS EXERCISED BY CERTAIN EXISTING HOLDERS OF SERIES "A" SHARES, THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS.410 BY ISSUING ADDITIONAL 43,117 SERIES "A" SHARES (NOT IN THE FORM OF CPOS), OF WHICH PS.403 WERE RECOGNIZED AS ADDITIONAL PAID-IN CAPITAL. FOLLOWING THIS CAPITAL STOCK INCREASE, A REMAINING OF 430,307,554 UNISSUED AUTHORIZED SERIES "A" MAY BE USED BY THE COMPANY FOR ONE OR TWO SPECIAL PURPOSE TRUSTS.

     AS OF DECEMBER 31, 2002 AND 2001, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.496,922 (NOMINAL PS.72,047) AND PS.503,507 (NOMINAL PS.70,703), RESPECTIVELY.

     AT DECEMBER 31, 2002, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED, ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:

SHARES         AUTHORIZED        ISSUED        REPURCHASED (*)    OUTSTANDING
---------------------------- ---------------- ----------------- ---------------
SERIES "A"   5,021,050,671    4,590,743,117       110,943,593   4,479,799,524
SERIES "L"   2,271,150,000    2,271,150,000        86,852,575   2,184,297,425
SERIES "D"   2,271,150,000    2,271,150,000        86,852,575   2,184,297,425
           ----------------  --------------- ----------------- ---------------
             9,563,350,671    9,133,043,117       284,648,743   8,848,394,374
           ================  =============== ================= ===============


(*) SHARES REPURCHASED INCLUDE SHARES IN THE FORM OF 86,851,771 CPOS AND ADDITIONAL 24,091,018 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) THAT ARE BENEFITIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.

6.        REPURCHASE OF SHARES:

     AS OF DECEMBER 31, 2002, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,363,359, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT AND IN ACCORDANCE WITH THE RULES PROVIDED BY THE MEXICAN BANKING AND SECURITIES COMMISSION ("COMISION NACIONAL BANCARIA Y DE VALORES"). THE RESERVE FOR
REPURCHASE OF SHARES WAS USED IN 1999 AND 2000 IN CONNECTION WITH REPURCHASES OF SHARES IN THOSE YEARS.

     AS A RESULT OF CERTAIN CHANGES TO THE MEXICAN SECURITIES LAW IN CONNECTION WITH REPURCHASES OF SHARES, WHISH IN TURN WERE ADOPTED BY THE COMPANY'S BY-LAWS ON APRIL 30, 2002, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED BY REDUCING THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

     DURING 2001 AND 2002, A COMPANY'S SUBSIDIARY ACQUIRED SHARES OF THE COMPANY FOR THE AMOUNT OF PS.234,343 AND PS.37,095, RESPECTIVELY OF WHICH PS.191,201 AND PS.30,502 WERE CHARGED TO UNAPPROPIATED EARNINGS, RESPECTIVELY.

     THE 284,648,743 SHARES REPURCHASED AND HELD BY THE COMPANY AS OF DECEMBER 31, 2002, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS FOLLOWS:



                                                     SHARES
                                    SHARES        REPURCHASED
STOCKHOLDERS' EQUITY             REPURCHASED          BY A           SHARES
                                    BY THE          COMPANY'S      REPURCHASED
                                   COMPANY         SUBSIDIARY     BY THE GROUP
----------------------------------------------  ---------------  --------------
CAPITAL STOCK                   Ps.    81,575      Ps. 163,546     Ps. 245,121
RESERVE FOR REPURCHASE OF SHARES           26               --              26
UNAPPROPIATED EARNINGS                     --        1,891,176       1,891,176
                                 -------------  ---------------  --------------
TOTAL                           Ps.    81,601    Ps. 2,054,722   Ps. 2,136,323
                                 =============  ===============  ==============

     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MIILION (PS.4,185,600) OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003, AND AS OF FEBRUARY 26, 2003, 20,680,200 SHARES IN THE FORM OF 6,893,400 CPOS HAD BEEN REPURCHASED BY THE COMPANY UNDER THIS PROGRAM FOR AN AGGREGATED AMOUNT OF PS.91,440.


7. INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31,  CONSISTED
OF:

                                                     2002         2001
                                                  ------------ ------------
INTEREST EXPENSE (1)                            Ps. 1,371,153  Ps.1,273,308
INTEREST INCOME                                      (589,627)     (978,417)
FOREIGN EXCHANGE  (GAIN), NET (2)                    (210,829)      (37,340)
LOSS FROM MONETARY POSITION (3)                        42,275       179,367
                                                  ------------ ------------
                                                  Ps. 612,972   Ps. 436,918
                                                  ============ ============

(1) INCLUDES RESTATEMENT OF UDIS OF PS.189,649 AND PS.171,040 IN 2002 AND 2001, RESPECTIVELY.

(2) INCLUDES A NET GAIN FROM FOREING CURRENCY OPTION CONTRACTS OF PS.2,898, AND THE GAIN OF PS.795,225 FROM FOREING EXCHANGE LOSS ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION IN 2002, AND A NET LOSS FROM FORWARD EXCHANGE CONTRACTS OF PS.106,268 IN 2001.

(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREING SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2002 AND 2001 OF PS.179,741 AND PS.197,398, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.


8. DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:

                                                     2002           2001
                                                 ------------  -------------
ASSETS:
ACCRUED LIABILITIES                              Ps. 610,400    Ps. 535,897
GOODWILL                                             837,976        392,172
TAX LOSS CARRYFORWARDS                               285,773        573,982
ALLOWANCE FOR DOUBTFUL ACCOUNTS                      281,584        189,839
CUSTOMER ADVANCES                                  1,188,965        843,831
OTHER ITEMS                                                -         14,343
                                                 ------------  -------------
                                                   3,204,698      2,550,064
                                                 ------------  -------------
LIABILITIES:
INVENTORIES                                      (1,788,335)     (2,004,062)
PROPERTY, PLANT AND EQUIPMENT - NET              (1,121,653)     (1,034,562)
OTHER ITEMS                                        (507,246)       (372,171)
INNOVA                                           (1,317,797)     (1,037,293)
                                                 ------------  -------------
                                                 (4,735,031)     (4,448,088)
                                                 ------------  -------------
DEFERRED-INCOME TAXS OF MEXICAN COMPANIES        (1,530,333)     (1,898,024)
DEFERRED TAX OF FOREIGN SUBSIDIARIES               (356,272)         99,480
ASSETS TAX                                        1,545,106       1,314,102
VALUATION ALLOWANCE                              (1,963,339)     (1,318,286)
                                                 ------------  -------------
DEFERRED INCOME TAX LIABILITY                    (2,304,838)     (1,802,728)
DEFERRED TAX ASSETS OF DISCONTINUED OPERATIONS            -          28,086
EFFECT ON CHANGE OF INCOME TAX RATES                268,978               -
                                                 ------------  -------------
DEFERRED TAX LIABILITY OF CONTINUING
  OPERATIONS                                  Ps.(2,035,860) Ps. (1,830,814)
                                                 ============  =============


9. EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001.

10. DISCONTINUED OPERATIONS:

     IN DECEMBER 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT WITH UNIVISION TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA, WHICH SALE WAS CONSUMMATED IN APRIL 2002. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS ARE REPORTED AS DISCONTINUED OPERATIONS FOR ALL PERIODS PRESENTED IN THESE CONSOLIDATED FINANCIAL STATEMENTS.

     DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT ARE PRESENTED AS FOLLOWS:


                                                        2002         2001
                                                     ------------ ------------
INCOME FROM MUSIC RECORDING OPERATIONS               Ps.   1,693  Ps.  14,063
GAIN ON DISPOSAL OF MUSIC RECORDING OPERATIONS,
  NET OF INCOME TAXES OF Ps.536,565 (1).               1,061,057           --
                                                     ------------ ------------
                                                   Ps. 1,062,750  Ps.  14,063
                                                     ============ ============

(1) THE COSTS AND EXPENSES RELATED TO THE DISPOSAL OF THE GROUP'S MUSIC RECORDING OPERATIONS, AMOUNTED TO APPROXIMATELY PS.861,418, WHICH INCLUDED FEES OF PS.86,151 FOR FINANCIAL ADVISORY SERVICES PROVIDED TO THE GROUP BY A PROFESSIONAL SERVICES FIRM IN WHICH A CURRENT DIRECTOR OF THE COMPANY MAINTAINS AN INTEREST, AND ADVERTISING TIME FOR AN AGGREGATE AMOUNT OF PS.156,960 REDERED AND TO BE PROVIDED TO UNIVISION BY THE GROUP IN A THREE-YEARS PERIOD FOLLOWING THIS DISPOSAL.

     SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2002 THROUGH THE CLOSING DATE IN MARCH 2002, AND THE YEAR ENDED DECEMBER 31, 2001, IS AS FOLLOWS:

                                               2002             2001
                                            ------------    ------------
NET SALES                                   Ps. 207,338     Ps. 1,044,488
COST OF SALES                                   151,394           773,635
OPERATING EXPENSES                               36,050           177,369
DEPRECIATION AND AMORTIZATION                       769             4,226
OPERATING INCOME                                 19,125            89,258
INCOME BEFORE INCOME TAX                         11,844            75,150
INCOME TAXES                                     10,151            61,087
NET INCOME FROM DISCONTINUED OPERATIONS           1,693            14,063

     THE RESULTS OF THE MUSIC RECORDING SEGMENT REFLECTED REVENUES, COSTS AND EXPENSES RELATED TO THE PRODUCTION AND DISTRIBUTION (IN MEXICO AND ABROAD) OF CASSETTES, COMPACT DISC RECORDINGS AND RECORDS OF MEXICO AND LATIN AMERICA ARTISTS, PRINCIPALLY UNDER THREE RECORD LABELS WHICH WERE WHOLLY-OWNED BY THE GROUP. MUSIC RECORDING SEGMENT REVENUES WERE DERIVED PRIMARILY FROM SALES OF RECORDED MUSIC AND ROYALTY REVENUES FROM THE LICENSING OF RECORDINGS TO THIRD PARTIES.

     THE NET ASSETS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS IN THE DECEMBER 31, 2001 CONSOLIDATED BALANCE SHEET AMOUNTED TO PS.590,663.


11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2002.

     IN THE FIRST QUARTER OF 2001, THE COMPANY ADOPTED THE PROVISIONS OF BULLETIN C-2, "FINANCIAL INSTRUMENTS", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THROUGH DECEMBER 31, 2000, THE GROUP RECOGNIZED GAINS OR LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS NOT DESIGNATED AS A HEDGE UPON SETTLEMENT OF THE RELATED CONTRACTS. AS A RESULT OF APPLYING THE PROVISIONS OF BULLETIN C-2, THE GROUP ACCOUNTED FOR ALL OF ITS DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE AS OF JANUARY 1, 2001, AND RECOGNIZED A CUMULATIVE EFFECT LOSS OF PS.73,402 (NET OF INCOME TAX BENEFIT OF PS. 39,525) IN THE CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001. THE IMPACT WAS PRIMARILY DUE TO THE RECOGNITION OF UNSETTLED FORWARD CONTRACTS NOT DESIGNATED AS A HEDGE.

12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2002, ARE AS FOLLOWS:

            HISTORICAL NET RESULT(1)                               RESTATED NET RESULT
            ------------------------                               -------------------
                                                   INDEX AT END
     QUARTER          ACCUMULATED      QUARTER       OF PERIOD     ACCUMULATED            QUARTER
-------------------  -------------  ------------- --------------  -------------   ----------------------
1/ 02                 Ps.   66,388   Ps.   66,388       98.692     Ps.   69,221    Ps.     69,221
2/ 02                    1,253,533      1,186,321       99.917        1,291,006         1,221,785
3/ 02                    1,647,761        378,258      101.190        1,675,671           384,665
4/ 02                      737,836       (937,835)     102.904          737,836          (937,835)


(1) AS REPORTED IN EACH QUARTER.

13. ACQUISITION OF UNIVISION SHARES

     IN FEBRUARY 2002, THE 375,000 NON-VOTING PREFERRED SHARES OF UNIVISION STOCK ACQUIRED BY THE GROUP IN DECEMBER 2001 FOR CONSIDERATION OF U.S.$375 MILLION IN CASH, WERE CONVERTED UPON THE RECEIPT OF REQUIRED U.S. REGULATORY APPROVALS INTO 10,594,500 SHARES OF UNIVISION CLASS "A" COMMON STOCK. AS A RESULT OF THIS CONVERSION, THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE PAID BY THE GROUP OVER THE CARRYING VALUE OF THE UNIVISION STOCK ACQUIRED OF APPROXIMATELY U.S.$321.8 MILLION (PS.3,366,916), WHICH WILL BE AMORTIZED IN A 20-YEAR PERIOD BEGINNING APRIL 2002.

     IN APRIL 2002, AS CONSIDERATION FOR THE SALE OF THE GROUP'S MUSIC RECORDING BUSINESS, THE GROUP ACQUIRED 6,000,000 SHARES OF UNIVISION COMMON STOCK AND WARRANTS TO PURCHASE 100,000 SHARES OF UNIVISION COMMON STOCK (SEE NOTE 10). AS A RESULT, THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE ASSIGNED TO SUCH SECURITIES AT THE AGREEMENT DATE OVER THE CARRYING VALUE OF THE UNIVISION STOCK ACQUIRED OF APPROXIMATELY U.S.$197.6 MILLION (PS.2,055,601), WHICH WILL BE AMORTIZED IN A 20-YEAR PERIOD BEGINNING MAY 2002.

14. DISPOSITION OF INVESTMENT IN CHILE

     IN THE THIRD QUARTER OF 2002, THE GROUP SOLD ITS 21.99% MINORITY INTEREST IN RED TELEVISIVA MEGAVISION, S. A. ("MEGAVISION"), A BROADCASTING TELEVISION COMPANY IN CHILE, FOR THE AMOUNT OF U.S.$4.2 MILLION, OF WHICH U.S.$2.1 MILLION WERE PAID IN CASH AND U.S.$2.1 MILLION IN THE FORM OF A NOTE RECEIVABLE DUE IN AUGUST 2003. THE GROUP RECOGNIZED A PRE-TAX GAIN ON THIS SALE OF APPROXIMATELY PS.4,996, WHICH REPRESENTED THE EXCESS OF THE CASH AND NON-CASH PROCEEDS OVER THE CARRYING VALUE OF THE NET INVESTMENT IN MEGAVISION AT THE TRANSACTION DATE.


15. ACQUISITION OF MINORITY INTEREST IN OCESA

     ON OCTOBER 18, 2002, THE GROUP AND CORPORACION INTERAMERICANA DE ENTRETENIMIENTO, S.A. DE C.V. ("CIE"), THE LEADING LIVE ENTERTAINMENT COMPANY IN LATIN AMERICA, SPAIN AND THE LATIN U.S. MARKET, ANNOUNCED AN AGREEMENT TO FORM A STRATEGIC ALLIANCE UNDER WHICH THE GROUP ACQUIRED AN INTEREST OF 40% IN OCESA ENTRETENIMIENTO, S.A. DE C.V. ("OCESA"), A NEWLY FORMED SUBSIDIARY OF CIE, WHICH OWNS ALL THE ASSETS RELATED TO CIE'S LIVE ENTERTAINMENT BUSINESS UNIT IN MEXICO, FOR AN AGGREGATE AMOUNT OF
U.S.$107.2 MILLION, OF WHICH U.S.$67 MILLION WERE PAID IN CASH IN THE FOURTH QUARTER OF 2002 AND THE REMAINING BALANCE WILL BE PAID IN THE FIRST QUARTER OF 2003.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                         QUARTER: 4   YEAR:   2002
GRUPO TELEVISA, S.A.


                       RELATION OF SHARES INVESTMENTS

                                    ANNEX 3                        CONSOLIDATED
JUDGED INFORMATION                                               Final Printing

-------------------------------------------------------------------------------------------------------------------
                                                                                 %             TOTAL AMOUNT
                                                                NUMBER       OWNERSHIP      (Thousands of Pesos)
            COMPANY NAME (1)            MAIN ACTIVITIES       OF SHARES        (2)        ACQUISITION     PRESENT
                                                                                             COST        VALUE (3)
-------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
1 CORPORATIVO VASCO DE QUIROGA,     PROMOTION AND             18,591,719        100.00     1,745,037      1,655,000
  S.A. DE C.V.                      DEVELOPMENT OF
                                    COMPANIES

2 CVQ ESPECTACULOS, S.A. DE C.V.    PROMOTION AND             10,175,900        100.00     1,319,247      1,133,207
                                    DEVELOPMENT OF
                                    COMPANIES

3 DTH EUROPA, S.A.                  PROMOTION AND                465,711         79.95       264,460       (521,193)
                                    DEVELOPMENT OF
                                    COMPANIES

4 EDITORA FACTUM, S.A. DE C.V.      PROMOTION AND            386,947,323        100.00     1,574,046      1,768,257
                                    DEVELOPMENT OF
                                    COMPANIES

5 EDITORIAL TELEVISA, S.A. DE C.V.  PROMOTION AND              1,037,498        100.00       823,582      1,234,925
                                    DEVELOPMENT OF
                                    COMPANIES

6 FACTUM MAS, S.A. DE C.V.          PROMOTION AND          2,710,159,002        100.00     2,024,185     (2,402,876)
                                    DEVELOPMENT OF
                                    COMPANIES

7 GRUPO DISTRIBUIDORAS INTERMEX,    DISTRIBUTION OF BOOKS    349,470,905        100.00       822,778        728,940
  S.A. DE C.V.                      AND MAGAZINES

8 GRUPO RADIOPOLIS, S.A. DE C.V.    PROMOTION AND            418,881,301        100.00       342,274      1,667,156
                                    DEVELOPMENT OF
                                    COMPANIES

9 PROMO-INDUSTRIAS                  PROMOTION AND                515,523        100.00           102         57,044
  METROPOLITANAS, S.A. DE C.V.      DEVELOPMENT OF
                                    COMPANIES

10 SISTEMA RADIOPOLIS, S.A. DE C.V.  COMMERCIALIZATION OF     76,070,313         50.00       764,739        160,168
                                     RADIO PROGRAMMING

11 TELEPARABOLAS, S.L.               MAINTENANCE OF                1,500        100.00           750            766
                                     PARABOLIC DISHES

12 TELESISTEMA MEXICANO, S.A. DE     COMMERCIALIZATION OF    132,009,215        100.00     9,029,929     18,670,634
   C.V.                              TELEVISION

13 TELEVISA ARGENTINA, S.A.          COMMERCIAL OPERATION      6,920,920        100.00       115,371         40,741
                                     OF TELEVISION

14 TELEVISA COMERCIAL, S.A. DE C.V.  PROMOTION AND             3,799,991        100.00     3,799,991      6,619,326
                                     DEVELOPMENT OF
                                     COMPANIES

15 TELEVISION INDEPENDIENTE DE       PROMOTION AND            16,997,306         99.96     1,265,724      4,737,430
   MEXICO, S.A. DE C.V.              DEVELOPMENT OF
                                     COMPANIES

16 CAPITALIZED INTEGRAL COST OF                                        1                                    222,174
   FINANCING, 1994

17 CAPITALIZED INTEGRAL COST OF                                        1                                    383,376
   FINANCING, 1995

18 CAPITALIZED INTEGRAL COST OF                                        1                                     26,602
   FINANCING, 1996

19 CAPITALIZED INTEGRAL COST OF                                        1                                     22,829
   FINANCING, 1998

TOTAL INVESTMENT IN SUBSIDIARIES                                                          23,892,215     36,204,506

--------------------------------------------------------------------------------------------------------------------
ASSOCIATEDS
--------------------------------------------------------------------------------------------------------------------

1 ARGOS COMUNICACION, S.A. DE C.V.  OPERATION AND/OR          33,000,000         15.30       137,000         21,319
                                    BROADCASTING OF T.V.

2 BOUNCYNET, INC.                   INTERNET PORTAL                4,700         44.76       158,265         24,240

3 CARDENAS FERNANDEZ Y ASOCIADOS    LIVE ENTERTAINMENT IN              1         50.00        36,688          2,606
                                    U.S.A.

4 DIBUJOS ANIMADOS MEXICANOS        PRODUCTION OF              1,730,660         49.00         4,384            778
  DIAMEX, S.A. DE C.V.              ANIMATED CARTOONS

5 DTH TECHCO PARTNERS               SERVICES FOR SATELLITE             1         30.00       117,900        175,412
                                    PAY TELEVISION

6 EDITORIAL CLIO, LIBROS Y VIDEOS,  PUBLISHING AND PRINTING    2,627,050         30.00        26,270         11,952
  S.A. DE C.V.                      OF BOOKS AND
                                    MAGAZINES

7 ENDEMOL MEXICO, S.A. DE C.V.      COMMERCIALIZATION OF       1,635,000         50.00         1,635            (64)
                                    TELEVISION
                                    PROGRAMMING

8 EN VIVO ESPECTACULOS, S. DE R.L.  LIVE ENTERTAINMENT IN              2        100.00            25         (6,076)
  DE C.V.                           MEXICO

9 GRUPO EUROPRODUCCIONES, S.A.      PROMOTION AND                  7,275         30.00        93,407         96,243
                                    DEVELOPMENT OF
                                    COMPANIES

10 OCESA ENTRETENIMIENTO, S.A. DE    LIVE ENTERTAINMENT IN    10,100,000         40.00       403,810        401,161
   C.V.                              MEXICO

11 SKY LATIN AMERICA, PARTNERS       ADMINISTRATIVE SERV.              1         30.00         1,974          9,424
                                     FOR THE DTH VENTURES

12 TELEVISORA DEL YAQUI, S.A. DE C.V.  OPERATION AND/OR        4,124,986         15.00           412          4,846
                                       BROADCASTING OF T.V.

13 UNIVISION COMMUNICATIONS, INC.    BROADCASTING OF T.V.     30,187,534         13.23     5,602,976      2,112,723
                                     SPANISH PROGRAMS

--------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                            6,584,746      2,854,564
--------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                 178,528
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                    39,237,598
--------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                         QUARTER: 4     YEAR: 2002
GRUPO TELEVISA, S.A.

                       PROPERTY, PLANT AND EQUIPMENT
                            (Thousands of Pesos)

                                  ANNEX 4

                                                                   CONSOLIDATED
JUDGED INFORMATION                                               Final Printing

------------------------------------------------------------------------------------------------------------------------
        CONCEPT                                                          REVALUATION    DEPRECIATION   CARRYING VALUE
                         ACQUISITION     ACCUMULATED       CARRYING                          ON        (+) REVALUATION
                            COST        DEPRECIATION         VALUE                       REVALUATION   (-) DEPRECIATION
------------------------------------------------------------------------------------------------------------------------

DEPRECIATION ASSETS

PROPERTY                    3,419,997        890,408       2,529,589      4,801,331       1,547,939     5,782,981

MACCHINERY                  4,189,445      1,978,537       2,210,908      5,548,227       3,757,714     4,001,421

TRANSPORT EQUIPMENT           696,366        158,360         538,006        252,685         194,557       596,134

OFFICE EQUIPMENT              233,877         93,365         140,512        284,970         171,355       254,127

COMPUTER EQUIPMENT            535,662        275,936         259,726        252,903         228,298       284,331

OTHER                               -              -               -                                            -

------------------------------------------------------------------------------------------------------------------------
DEPRECIABLES TOTAL          9,075,347      3,396,606       5,678,741     11,140,116       5,899,863    10,918,994
------------------------------------------------------------------------------------------------------------------------

NOT DEPRECIATION
ASSETS

GROUNDS                       462,576                        462,576      2,994,680                     3,457,256

CONSTRUCTIONS IN
PROCESS                       966,972                        966,972                                      966,972

OTHER                                                              -                                            -

------------------------------------------------------------------------------------------------------------------------
NOT DEPRECIABLE             1,429,548              -       1,429,548      2,994,680               -     4,424,228
TOTAL
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL                      10,504,895      3,396,606       7,108,289     14,134,796       5,899,863    15,343,222
------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                QUARTER:   4          YEAR:   2002
GRUPO TELEVISA, S.A.
                                  ANNEX 5
                             CREDITS BREAK DOWN
                            (Thousands of Pesos)

                                                               CONSOLIDATED
JUDGED INFORMATION                                             Final Printing

----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Amortization of Credits in Foreign Currency
                                                                                           With National Entities (Thousands of $)
                                                           Denominated                --------------------------------------------
                                                            In Pesos                                 Time Interval
                                                           -----------------------------------------------------------------------
     Credit Type / Institution   Amortization    Rate of     Until 1    More Than     Current      Until 1     Until 2    Until 3
                                     Date       Interest      Year        1 Year       Year         Year        Year       Year
----------------------------------------------------------------------------------------------------------------------------------
BANKS

OTHER FINANCIAL ENTITIES
SINDICADO                         12/21/06          2.89
BANAMEX, S.A.                      7/24/04          9.26     152,625     114,469
J.P. MORGAN BANK                   6/30/03          4.25
BANCA SERFIN, S.A.                 5/15/06          8.19      64,000     160,000
BANK OF AMERICA                    3/31/10          4.62
SUNTRUST BANK MIAMI, NATIONAL      4/1/08           1.58
INBURSA, S.A.                      11/1/06          8.47       7,631      16,638
BNP PARIBAS                       11/15/07          2.10
BANCO DE BILBAO VIZCAYA, S.A.      1/30/06          5.86
ARRENDADORA CITIBANK, S.A.         1/12/03          5.21                                            5,726
BANCO DE OCCIDENTE, S.A.           1/8/03           9.00
ARRENDADORA BANK OF AMERICA, S.A.  1/2/03           5.11                                            2,013
GE CAPITAL LEASING, S.A. DE C.V.   1/2/03           5.11                                            1,334
LEASING DE OCCIDENTE               3/19/05         13.46
LEASING DEL VALLE                  2/8/04          13.19
BANCO NACIONAL DE MEXICO, S.A.     2/21/03          9.80                                              271
----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                  224,256     291,107            -       9,344           -          -
----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
HOLDERS                            5/13/03         11.96
HOLDERS                            5/13/06         12.49
HOLDERS                             8/8/05          9.07
HOLDERS                            9/13/11          8.41
HOLDERS                            3/11/32          8.94
UDI DENOMINATED-NOTES              4/13/07          8.15               3,503,220
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                               -   3,503,220            -           -           -          -
----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS



VARIOUS                                                      522,498                            1,338,042
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                              522,498           -            -   1,338,042           -          -
----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS

VARIOUS                                                      129,082     137,893                  865,925     499,959
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER
CREDITS                                                      129,082     137,893            -     865,925     499,959          -
----------------------------------------------------------------------------------------------------------------------------------
                                                             875,836   3,932,220            -   2,213,311     499,959          -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         QUARTER:   4               YEAR:   2002



[TABLE CONT'D]
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Amortization of Credits in Foreign Currency
                                                                                           With National Entities (Thousands of $)
                                                           Denominated                --------------------------------------------
                                                            In Pesos                                 Time Interval

----------------------------------------------------------------------------------------------------------------------------------
  Credit Type/Institution          Until 4         Until 5         Current         Until 1         Until 2         Until 3
                                     Year            Year            Year            Year            Year            Year
----------------------------------------------------------------------------------------------------------------------------------
BANKS

OTHER FINANCIAL ENTITIES
SINDICADO                                                                                                         418,560
BANAMEX, S.A.
J.P. MORGAN BANK                                                                  259,381
BANCA SERFIN, S.A.
BANK OF AMERICA                                                                       524             524             524
SUNTRUST BANK MIAMI, NATIONAL                                                       4,251           4,847           4,651
INBURSA, S.A.
BNP PARIBAS                                                                         4,713           4,713           4,713
BANCO DE BILBAO VIZCAYA, S.A.                                                       6,973           5,366           2,050
ARRENDADORA CITIBANK, S.A.
BANCO DE OCCIDENTE, S.A.                                                            2,363
ARRENDADORA BANK OF AMERICA, S.A.
GE CAPITAL LEASING, S.A. DE C.V.
LEASING DE OCCIDENTE                                                                  366             431             248
LEASING DEL VALLE                                                                     236             114
BANCO NACIONAL DE MEXICO, S.A.
----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                             -               -               -         278,807          15,995         430,746
----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
HOLDERS                                                                           720,415
HOLDERS
HOLDERS                                                                                                         2,092,800
HOLDERS
HOLDERS
UDI DENOMINATED-NOTES
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                    -               -               -         720,415               -       2,092,800
----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS



VARIOUS                                                                           367,967
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                         -               -               -         367,967               -               -
----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                                           195,560         122,599
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER
CREDITS                                 -               -               -         195,560         122,599               -
----------------------------------------------------------------------------------------------------------------------------------
                                        -               -               -       1,562,749         138,594       2,523,546
----------------------------------------------------------------------------------------------------------------------------------




[TABLE CONT'D]
----------------------------------------------------------------------------------------------------------------------------------
                                                              Amortization of Credits in Foreign Currency
                                                                  With Foreign Entities (Thousands of $)
                                        Denominated          --------------------------------------------
                                          In Pesos                          Time Interval

----------------------------------------------------------------------------------------------------------------------------------
Credit Type/Institution                                                 Until 4         Until 5
                                                                         Year            Year
----------------------------------------------------------------------------------------------------------------------------------
BANKS

OTHER FINANCIAL ENTITIES
SINDICADO                                                               627,840
BANAMEX, S.A.
J.P. MORGAN BANK
BANCA SERFIN, S.A.
BANK OF AMERICA                                                             524          27,985
SUNTRUST BANK MIAMI, NATIONAL                                             4,651           6,975
INBURSA, S.A.
BNP PARIBAS                                                               4,713           3,997
BANCO DE BILBAO VIZCAYA, S.A.                                               353
ARRENDADORA CITIBANK, S.A.
BANCO DE OCCIDENTE, S.A.
ARRENDADORA BANK OF AMERICA, S.A.
GE CAPITAL LEASING, S.A. DE C.V.
LEASING DE OCCIDENTE
LEASING DEL VALLE
BANCO NACIONAL DE MEXICO, S.A.
----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                             638,081          38,957
----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
HOLDERS
HOLDERS                                                                  55,909
HOLDERS
HOLDERS                                                                               3,139,200
HOLDERS                                                                               3,139,200
UDI DENOMINATED-NOTES
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                     55,909       6,278,400
----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS



VARIOUS
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                               -               -
----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER
CREDITS                                                                       -               -
----------------------------------------------------------------------------------------------------------------------------------
                                                                        693,990       6,317,357
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            4/7/03 11:52

NOTES

     THE BANCO NACIONAL DE MEXICO LOAN WAS REFINACED IN JULY 2000, AND THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS RE- FLECTED IN THIS SCHEDULE.

     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

         $    10.4640     PESOS PER U.S. DOLLAR
              11.0050     PESOS PER  EURO
               0.0036     PESOS PER COLOMBIAN PESO

                 MEXICAN STOCK EXCHANGE
                      SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                  QUARTER:   4       YEAR:   2002
GRUPO TELEVISA, S.A.

          TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                            (Thousands of Pesos)

                            ANNEX 6                                CONSOLIDATED
JUDGED INFORMATION                                               Final Printing


-----------------------------------------------------------------------------------------------------------
                                           DOLLARS (1)                OTHER CURRENCIES
                                    ------------------------------------------------------        TOTAL
          TRADE BALANCE             THOUSANDS      THOUSANDS      THOUSANDS      THOUSANDS      THOUSANDS
                                    OF DOLLARS      OF PESOS      OF DOLLARS      OF PESOS       OF PESOS
-----------------------------------------------------------------------------------------------------------

1. INCOME

EXPORTS                                348,950      3,651,413         85,117        890,664      4,542,077

OTHER                                   47,728        499,426          1,546         16,177        515,603
-----------------------------------------------------------------------------------------------------------
TOTAL                                  396,678      4,150,839         86,663        906,841      5,057,680
-----------------------------------------------------------------------------------------------------------

2. EXPENDITURE


IMPORT (RAW MATERIALS)                 306,785      3,210,198         77,861        814,737      4,024,935

INVESTMENTS                            203,726      2,131,789         13,814        144,550      2,276,339

OTHER                                  219,975      2,301,818         17,174        179,708      2,481,526
-----------------------------------------------------------------------------------------------------------
TOTAL                                  730,486      7,643,805        108,849      1,138,995      8,782,800
-----------------------------------------------------------------------------------------------------------
NET BALANCE                           (333,808)    (3,492,966)       (22,186)      (232,154)    (3,725,120)
-----------------------------------------------------------------------------------------------------------
FOREIGN MONETARY POSITION

-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           637,477      6,670,559        163,998      1,716,075      8,386,634
-----------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                 1,290,434     13,503,101         49,055        513,312     14,016,413
-----------------------------------------------------------------------------------------------------------
SHORT-TERM LIABILITIES POSITION        319,326      3,341,427         47,930        501,540      3,842,967

LONG-TERM LIABILITIES POSITION         971,108     10,161,674          1,125         11,772     10,173,446
-----------------------------------------------------------------------------------------------------------
NET BALANCE                           (652,957)    (6,832,542)       114,943      1,202,763     (5,629,779)
-----------------------------------------------------------------------------------------------------------
                                                                                                    4/7/03

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

            $     10.4640   PESOS PER U.S. DOLLAR
                  11.0050   PESOS PER EURO
                   3.1050   PESOS PER ARGENTINEAN PESO
                  10.4640   PESOS PER PANAMANIAN BALBOA
                   0.0145   PESOS PER CHILEAN PESO
                   0.0036   PESOS PER COLOMBIAN PESO
                   2.9769   PESOS PER PERUVIAN NUEVO SOL
                   0.0276   PESOS PER COSTA RICAN COLON
                   0.0899   PESOS PER JAPANESE YEN
                   6.6900   PESOS PER CANADIAN DOLLAR
                   1.4100   PESOS PER FRENCH FRANC
                  17.0000   PESOS PER POUNDS STERLING
                   1.2080   PESOS PER SWEDISH CROWN
                  10.4640   PESOS PER ECUADORIAN SUCRE
                   4.7700   PESOS PER GERMAN MARK
                   7.6200   PESOS PER SWISS FRANC

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

INCLUDES IN OTHER INCOME DISCONTINUED OPERATIONS OF U.S. $ 15,310
INCLUDES IN OTHER EXPENSES DISCONTINUED OPERATIONS OF U.S. $ 17,864

THE ASSETS IN U.S. DOLLARS INCLUDES NON - CURRENT ASSETS OF U.S. $ 225,092

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                          QUARTER:  4 YEAR:   2002
GRUPO TELEVISA, S.A.

                          INTEGRATION AND INCOME
                   CALCULATION BY MONETARY POSITION (1)
                            (Thousands of Pesos)

                                ANNEX 7                            CONSOLIDATED
JUDGED INFORMATION                                               Final Printing

-------------------------------------------------------------------------------
                                         (ASSET) LIABILITIES           MONTHLY
  MONTH            MONETARY     MONETARY      MONETARY      MONTHLY   (PROFIT)
                    ASSETS    LIABILITIES     POSITION     INFLATION  AND LOSS
-------------------------------------------------------------------------------
JANUARY            18,646,184   17,699,891     (946,293)      0.00     (8,738)

FEBRUARY           18,706,721   17,837,857     (868,864)      0.00        557

MARCH              18,682,322   18,370,860     (311,462)      0.00     (1,592)

APRIL              17,195,964   17,853,523      657,559       0.00      3,591

MAY                16,371,840   18,097,241    1,725,401       0.00      3,494

JUNE               16,534,092   18,765,632    2,231,540       0.00     10,883

JULY               14,371,054   19,023,272    4,652,218       0.00     13,361

AUGUST             13,780,881   18,659,651    4,878,770       0.00     18,549

SEPTEMBER          14,105,248   19,071,610    4,966,362       0.00     29,868

OCTOBER            11,457,277   19,075,547    7,618,270       0.00     33,574

NOVEMBER           16,412,294   19,337,396    2,925,102       0.00     23,655

DECEMBER           19,535,365   19,953,929      418,564       0.00      1,822

ACTUALIZATION:                                        -                 1,941

CAPITALIZATION:                                       -

FOREIGN CORP.:                                        -                15,334

OTHER                                                 -              (188,574)
------------------------------------------------------------------------------
TOTAL                                                                 (42,275)
------------------------------------------------------------------------------
                                                                  4/7/03 11:52
NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES FOR PS. 179,741 WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                         QUARTER: 4  YEAR:   2002
GRUPO TELEVISA, S.A.

          BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                       ANNEX 8                    CONSOLIDATED
         JUDGED INFORMATION                                     Final Printing

------------------------------------------------------------------------------
            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
------------------------------------------------------------------------------
          THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                   ACTUAL SITUATION OF FINANCIAL LIMITED
------------------------------------------------------------------------------

          AT DECEMBER 31, 2002, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.




              -----------------------------
             C.P. JORGE LUTTEROTH ECHEGOYEN
                CONTROLLER, VICE-PRESIDENT




                        MEXICO, D.F. APRIL 07, 2003




------------------------------------------------------------------------------
                 BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

------------------------------------------------------------------------------
                                                                        4/7/03

     (1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

                  MEXICAN STOCK EXCHANGE
                       SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                          QUARTER:   4  YEAR: 2002
GRUPO TELEVISA, S.A.

              PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS


                                  ANNEX 9                          CONSOLIDATED
JUDGED INFORMATION                                               Final Printing


---------------------------------------------------------------------------------------------------------------------

          PLANT OR CENTER                           ECONOMIC ACTIVITY                     PLANT        UTILIZATION
                                                                                      CAPACITY (1)         (%)
---------------------------------------------------------------------------------------------------------------------

 TELEVISION:                                                                                       0               0
CORPORATIVO SANTA FE                 HEADQUARTERS                                                  0               0
TELEVISA SAN ANGEL                   PRODUCTION AND BROADCASTING PROGRAMMING.                      0               0
TELEVISA CHAPULTEPEC                 PRODUCTION AND BROADCASTING PROGRAMMING.                      0               0
REAL ESTATE                          LAND AND UNOCCUPIED, BUILDING,                                0               0
                                     PARKING LOTS, ADMINISTRATIVE                                  0               0
                                     OFFICES, RADIO ANTENNAS,                                      0               0
                                     TELEVISION STATIONS FACILITIES.                               0               0
TRANSMISSION STATIONS                BROADCASTER STATIONS.                                         0               0
PUBLISHING:                                                                                        0               0
EDITORIALS                           ADMINISTRATION, SALES, PRODUCTION,                            0               0
                                     STORAGE AND DISTRIBUTION OF                                   0               0
                                     MAGAZINES AND NEWSPAPERS.                                     0               0
AUDIO:                                                                                             0               0
SISTEMA RADIOPOLIS, S.A. DE C        BROADCASTER STATIONS.                                         0               0
CABLE TELEVISION:                                                                                  0               0
CABLEVISION, S.A. DE C.V.            CABLE TELEVISION, SIGNAL CONDUCTION                           0               0
                                     AND TRANSMISSION EQUIPMENT.                                   0               0
OTHER BUSINESSES:                                                                                  0               0
IMPULSORA DEL DEPORTIVO              SOCCER, SOCCER TEAMS, TRAINING                                0               0
NECAXA, S.A. DE C.V. AND CLUB        FACILITIES, ADMINISTRATIVE OFFICES AND                        0               0
DE FUTBOL AMERICA, S.A. DE C.        THE AZTECA STADIUM.                                           0               0
COMUNICACIONES MTEL, S.A. DE         NATIONWIDE PAGING.                                            0               0
AUDIOMASTER 3000, S.A. DE C.V        DUBBING, DUBBING EQUIPMENT AND                                0               0
                                     STUDIOS, AND ADMINISTRATIVE                                   0               0
                                     OFFICES.                                                      0               0


---------------------------------------------------------------------------------------------------------------------
                                                                                                               4/7/03

NOTES

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                    QUARTER: 4         YEAR: 2002
GRUPO TELEVISA, S.A.

                             MAIN RAW MATERIALS

                                 ANNEX 10             CONSOLIDATED
JUDGED INFORMATION                                   Final Printing


---------------------------------------------------------------------------------------------------------------------------------
                                  MAIN                                         MAIN                  DOM.         COST
             DOMESTIC           SUPPLIERS               FOREIGN             SUPPLIERS               SUBST.     PRODUCTION
                                                                                                                  (%)
---------------------------------------------------------------------------------------------------------------------------------
TAPES  AND VIDEOCASSETTE      FUJI FILM, S.A.
FOR RECORDING                 DE C.V.                                                                               0.14
                                                   VIDEOCASSETTE            NETWORK MUSIC             YES           0.22
                                                   FOR RECORDING            COLOR CASSETTES           YES           0.56
PROGRAMS AND FILMS            ALAMEDA FILMS,
                              S.A.                                                                                  0.16
                              ANTONIO AGUIRRE
                              ESPINOZA                                                                              0.18
                              CIMA FILMS, S.A.
                              DE C.V.                                                                               0.32
                              CINEMATOGRAFICA
                              CALDERON, S.A.                                                                        0.52
                              CINEMATOGRAFICA
                              FILMEX, S.A. DE C.V.                                                                  0.11
                              CINEMATOGRAFICA
                              RODRIGUEZ, S.A.                                                                       0.38
                              CUMBRE FILMS, S.A.                                                                    0.10
                              CHURUBUSCO, S.A.                                                                      1.58
                              DIANA INTERNACIO
                              NAL  FILMS, S.A.                                                                      0.26
                              DISTRIBUIDORA RO
                              MARI, S.A. DE C.V.                                                                    1.25
                              FILMADORA MEXICANA
                              S.A.                                                                                  0.27
                              GREGORIO WALER
                              STEIN WEINSTOCK                                                                       0.19
                              GRUPO GALINDO,
                              S.A. DE C.V.                                                                          0.26
                              GUSSI, S.A. DE C.V.                                                                   2.93
                              HERMINE KINDLE
                              FUTCHER                                                                               0.13
                              NUVISION, S.A.                                                                        0.21
                              ORO FILMS,
                              S.A. DE C.V.                                                                          0.37
                              PELICULAS  RODRI
                              GUEZ, S.A.                                                                            0.43
                              PELICULAS Y VI
                              DEOS INTERNACIO
                              NALES, S.A.                                                                           0.78
                              PRODUCCIONES
                              AGUILA, S.A. DE C.V.                                                                  0.09
                              PRODUCCIONES
                              ALFA AUDIOVISUAL
                              S.A. DE C.V.                                                                          0.14
                              PRODUCCIONES
                              CARLOS AMADOR,
                              S.A. DE C.V.                                                                          0.12
                              PRODUCCIONES
                              GALUBI, S.A.                                                                          0.18
                              PRODUCCIONES
                              GONZALO ELVIRA,
                              S.A. DE C.V.                                                                          0.14
                              PRODUCCIONES
                              TOBARI, SA DE CV                                                                      0.19
                              QUALITY FILMS, S.A.                                                                   0.18
                              SECINE, S.A. DE C.V.                                                                  1.02
                              TEATRO CINE
                              ARCADIA, S.A.                                                                         0.16
                              UNION INTERNACIONAL
                              S.A. DE C.V.                                                                          0.09
                              OTHERS                                                                                2.03
                                                    PROGRAMS AND FILMS       ABC DISTRIBUTION
                                                                             COMPANY                   NO           1.87
                                                                             ALFRED HABER
                                                                             DISTRIBUTION, INC.        NO           0.32
                                                                             ALLIANCE
                                                                             INTERNATIONAL             NO           2.43
                                                                             AMERICA PRODUC
                                                                             CIONES, S.A.              NO           0.88
                                                                             AMERICAN INTER
                                                                             NATIONAL T.V.
                                                                             PRODUCTS, INC.            NO           1.15
                                                                             B.R.B. INTERNA
                                                                             CIONAL, S.A.              NO           0.55
                                                                             BBC WORLWIDE
                                                                             AMERICAS, INC.            NO           0.27
                                                                             BUENAVISTA INT. INC.      NO           2.05
                                                                             CANAL + DISTRI
                                                                             BUTION                    NO           1.13
                                                                             CBS BROADCAST
                                                                             INTERNATIONAL             NO           1.98
                                                                             CINAR FILMS, INC.         NO           0.42
                                                                             CLOVERWAY, INC.           NO           1.12
                                                                             CONSTELLATION
                                                                             PICTURES, INC.            NO           2.89
                                                                             CORAL INTERNATIO
                                                                             NAL TELEVISION
                                                                             CORPORATION               NO           0.18
                                                                             DREAMWORKS                NO           1.26
                                                                             EVERGREEN ENTER
                                                                             TAINMENT CORP.            NO           0.17
                                                                             FIREWORKS INTER
                                                                             NATIONAL                  NO           0.83
                                                                             FREMANTLE INTER
                                                                             NATIONAL DISTRI
                                                                             BUTION, LTD.              NO           0.72
                                                                             GAUMONT                   NO           0.45
                                                                             GLOBAL ENTERTAIN
                                                                             MENT MEDIA                NO           0.19
                                                                             HALLMARK ENTER
                                                                             TAINMENT DISTRI
                                                                             BUTION, CO.               NO           0.32
                                                                             HEARTS ENTER
                                                                             TAINMENT INC.             NO           0.39
                                                                             HIGHPOINT
                                                                             PRODUCTIONS INC.          NO           0.23
                                                                             HIT ENTERTAIN
                                                                             MENT, PLC.                NO           0.74
                                                                             INDEPENDENT
                                                                             INTERNATIONAL
                                                                             T.V. INC.                 NO           2.18
                                                                             INTERNATIONAL
                                                                             MERCHANDISING
                                                                             PROMOTIONS                NO           0.38
                                                                             ITSY BITSY ENTER
                                                                             TAINMENT COMPANY          NO           0.45
                                                                             KING WORLD FSC
                                                                             CORPORATION               NO           0.26
                                                                             KUSHNER LOCKE
                                                                             INTERNATIONAL             NO           0.26
                                                                             LUCASFILM, LTD.           NO           0.72
                                                                             MGM/UA TELECOM
                                                                             MUNICATIONS, INC.         NO           1.33
                                                                             MOVIEMEX INTER
                                                                             NATIONAL, INC.            NO           0.22
                                                                             MTM INTERNATIONAL         NO           0.24
                                                                             MTV NETWORKS A
                                                                             DIVISION OF VIACOM
                                                                             INT.                      NO           0.87
                                                                             MULTIMEDIA GROUP
                                                                             OF CANADA                 NO           0.21
                                                                             NBC INTERNATIONAL         NO           0.49
                                                                             NELVANA DKC INC           NO           0.50
                                                                             NEW LATIN IMAGE
                                                                             CORPORATION               NO           0.44
                                                                             NGTV INTERNATIO
                                                                             NAL, LTD.                 NO           0.45
                                                                             NU IMAGE INCORPO
                                                                             RATED                     NO           0.36
                                                                             PARAMOUNT
                                                                             PICTURES, CORP.           NO           4.44
                                                                             POLYGRAM  TELEVI
                                                                             SION INTERNATIONAL        NO           0.55
                                                                             RCN TELEVISION,
                                                                             S.A.                      NO           0.22
                                                                             REPRESENTACIONES
                                                                             DE TELEVISION, S.A.       NO           0.28
                                                                             RYSHER ENTER
                                                                             TAINMENT, INC.            NO           0.84
                                                                             SABAN INTERNA
                                                                             TIONAL, N.V.              NO           0.59
                                                                             SABAN INTERNATIO
                                                                             NAL SERVICES INC          NO           0.20
                                                                             SALSA
                                                                             ENTERTAINMENT             NO           0.25
                                                                             SESAME WORKSHOP           NO           0.23
                                                                             SONY CORPORA
                                                                             TION OF AMERICA           NO           9.03
                                                                             SPI INTERNATIO
                                                                             NAL, INC.                 NO           0.29
                                                                             STUDIOCANAL IMAGE         NO           0.20
                                                                             TELEVISION FILM
                                                                             DISTRIBUTION              NO           0.19
                                                                             TELEVIX ENTERTAIN
                                                                             MENT                      NO           0.29
                                                                             THE FREMANTLE
                                                                             CORPORATION               NO           0.24
                                                                             TOEI ANIMATION
                                                                             CO., LTD                  NO           0.47
                                                                             TOP ENTERTAINMENT
                                                                             PRODUCTS, INC.            NO           0.69
                                                                             TURNER INTER
                                                                             NATIONAL,INC.             NO           0.39
                                                                             TWENTIETH CEN
                                                                             TURY FOX, INC.            NO           6.89
                                                                             UNIVERSAL STUDIOS
                                                                             INTERNATIONAL, B.V.       NO           6.70
                                                                             VENEVISION INTER
                                                                             NATIONAL, LTD.            NO           0.55
                                                                             VENTURA FILM
                                                                             DISTRIBUTORS BV           NO           2.20
                                                                             WARNER BROS.
                                                                             INTERNATIONAL
                                                                             TELEVISION                NO          10.58
                                                                             WHILAND COMPANY           NO           1.83
                                                                             WORDLDIVISION
                                                                             ENTERPRISES, INC.         NO           0.95
                                                                             ZACH MOTION
                                                                             PICTURES INC.             NO           0.73
                                                                             OTHERS                                 3.51
COAXIAL CABLE RG              NACIONAL DE
                              CONDUCTORES,
                              S.A. DE C.V.                                                                         13.34
PLASTIC STAPLE                TV CABLE DE
                              COLOTLAN, S.A. C.V.                                                                   0.09
SINGLE  TELEGRIP              CORPODISENO DE
                              HERRAJES, S.A.                                                                        0.34
IDENTIFICATION PLAQUE         RIBANDI, S.A. DE C.V.                                                                 0.18
                                                    HILTI  BOLT              HILTI  MEXICANA,
                                                                             S.A. DE C.V.              NO           0.13
                                                    SWITCH                   CABLENETWORK
                                                                             MEXICO                    NO           0.05
                                                    SWITCH                   DISTRIBUIDORA Y
                                                                             COMERCIALIZADORA         YES           1.89
                                                    TWO OUTLET DEVICE AC 200 TVC CORPORATION          YES           0.23
SINGLE  RECORD                DISCOS GAS,S.A.                                                                       0.67
CASSETTE                      CIN-RAM DE ME
                              XICO, S.A. DE C.V.                                                                   11.25
                              SONY MUSIC,
                              S.A. DE C.V.                                                                          0.24
                              LASERDISK,S.A.                                                                       13.89
COMPACT  DISC                 LASERDISK,S.A.                                                                       11.47
                              SONOPRESS,S.A.                                                                        0.02
                              CIN-RAM DE ME
                              XICO, S.A. DE C.V.                                                                    5.90
                              SONY MUSIC,
                              S.A. DE C.V.                                                                          0.04
                              CIA. ICED, S.A. DE
                              C.V.                                                                                  0.69
                              MASS CASSETTE,
                              S.A. DE C.V.                                                                          0.09
                                                    COMPACT DISC             AMERIC DISC               NO          86.00
                                                                             DIGITAL INTERNA
                                                                             CIONAL CO.                NO           1.00
                                                    MUSICAL VIDEO            CENTRAL DE
                                                                             VIDEOS                    NO           1.00
COUCHE PAPER                  EDITORIAL ANTAR
                              TICA QUEBEC, S.A.                                                                     1.47
                              MYLLYKOSKI                                                                            4.30
                              GRUPO PIPSAMEX, S.A.                                                                  0.74
                              FOREST ALLIANCE                                                                       0.03
                              PAPEL, S.A.                                                                           0.03
                              DISTRIBUIDORA DE
                              PAPEL                                                                                 0.38
                              PRODUCTORA NAL.
                              DE PAPEL                                                                              0.10
                              INTRANET                                                                              0.04
                                                    COUCHE PAPER             BOWATER INCOR
                                                                             PORATED                  YES           1.65
                                                                             WEB SOURCE               YES           2.75
                                                                             FINNIPAP                 YES           8.18
                                                                             TEMBEC, INC.             YES           5.63
                                                                             BULKLEY DUNTON           YES          15.92
                                                                             INPACEL                  YES           0.02
                                                                             FOREST QUEST INC         YES           1.71
                                                                             GRAPHIC COM
                                                                             MUNICATION               YES           0.02
                                                                             GREAT NORTHEM            YES           0.21
                                                                             NORKE CANADA             YES           0.21
                                                                             CELLMARK                 YES           0.02
                                                                             PAPELES Y EQUIPO
                                                                             AD                       YES           0.01
                                                                             M-REAL                   YES           0.11
                                                                             UPM KYMMENE SEAS         YES           0.04
                                                                             STORAENSO INTE           YES          10.12
PAPER AND IMPRESSION          PRODUCTORA CO
                              MERCIALIZADORA Y
                              EDITORES DE LI
                              BROS , S.A. DE C.V.                                                                   8.06
                              OFFSET
                              MULTICOLOR                                                                           17.44
                              GRAFICAS LA
                              PRENSA, SA DE CV                                                                      0.23
                              LABORATORIOS LITO
                              COLOR, S.A. DE C.V.                                                                   2.59
                              MOINO, S.A.                                                                           0.32
                              SERVICIOS PROFE
                              SIONALES                                                                              0.12
                                                    PAPER AND                EDITORIAL ANTAR
                                                    IMPRESSION               TICA QUEBEC, S.A.        YES           2.07
                                                                             GRUPO OP GRAFICAS
                                                                             S.A.                     YES           0.50
                                                                             PRINTER COLOMBIA
                                                                             NA, S.A.                 YES           0.45
                                                                             TECIMPRE, S.A.           YES           0.24
                                                                             ST. IVES, INC.           YES          11.10
                                                                             MELCAST LITHO            YES           0.25
                                                                             GEM GRUPO
                                                                             EDITORAS                 YES           0.19
                                                                             WORLD COLOR              YES           2.09
                                                                             BEST LITHO               YES           0.33

-------------------------------------------------------------------------------------------------------------------------

NOTES


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                 QUARTER:   4        YEAR:   2002
GRUPO TELEVISA, S.A.

                       SELLS DISTRIBUTION BY PRODUCT

                                  ANNEX 11
                               DOMESTIC SALES


JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------
                                   TOTAL PRODUCTION                 NET SALES
                  ----------------------------------------------------------------
  MAIN PRODUCTS                  VOLUME       AMOUNT            VOLUME           AMOUNT
-----------------------------------------------------------------------------------------------------------------------
TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                            104
ADVERTISED TIME SOLD (HALF HOURS)                                    6        12,881,036













OTHER INCOME                                                                     675,663
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                                                  374,199
ADVERTISED TIME SOLD                                                              67,858
PUBLISHING:
MAGAZINE CIRCULATION              135,449    982,061            57,094           591,909








PUBLISHING                                                                       482,338
PUBLISHING DISTRIBUTION:                                        21,127           522,363






CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                                                   1,040,404
SERVICE INSTALLATION                                                               9,304
INSTALLATION OF PREMIUM CHANNELS                                                   1,206
PAY PER VIEW                                                                       1,358
CHANNEL COMMERCIALIZATION                                                         28,163
OTHER                                                                             27,285







RADIO:
ADVERTISED TIME SOLD                                                             145,084









OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                  486,394






SPECIAL EVENTS AND SHOW PROMOTION                                                485,382




NATIONWIDE PAGING SERVICE                                                        327,448











INTERNET SERVICES                                                                 69,916



DUBBING SERVICES                                                                   6,926


------------------------------------------------------------------------------------------------------------------------
TOTAL                                  982,061                                18,224,236
------------------------------------------------------------------------------------------------------------------------

[TABLE CONT'D]
                                                                                                                      CONSOLIDATED
                                                                                                                    Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
                                      MARKET                         MAIN
                                     SHARE   --------------------------------------------------------------------------------------
MAIN PRODUCTS                         (%)      TRADEMARKS                       CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------------
TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                               PROCTER & GAMBLE DE MEXICO, S.A. DE C.V.
                                                                                THE COCA-COLA EXPORT COMPANY.
                                                                                UNILEVER DE MEXICO, S.A. DE C.V.
                                                                                SABRITAS, S. DE R.L. DE C.V.
                                                                                GRUPO BIMBO, S.A. DE C.V.
                                                                                PEPSI COLA MEXICANA, S.A DE C.V.
                                                                                CERVECERIA MODELO, S.A. DE C.V.
                                                                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                DANONE DE MEXICO, S.A. DE C.V.
                                                                                NESTLE MEXICO, S.A. DE C.V.
                                                                                KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                CENTRAL IMPULSORA , S.A. DE C.V.
                                                                                COSBEL, S.A. DE C.V.
                                                                                FRUGOSA, S.A. DE C.V.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:
MAGAZINE CIRCULATION                           ERES MAGAZINE                    GENERAL PUBLIC (AUDIENCE)
                                               SOMOS MAGAZINE                   DEALERS
                                               BIOGRAPHICAL BOOKS               COMMERCIAL CENTERS (MALLS)
                                               QUO MAGAZINE
                                               SOCCERMANIA MAGAZINE
                                               TV Y NOVELAS MAGAZINE,
                                               TELEGUIA MAGAZINE,
                                               VANIDADES MAGAZINE AND
                                               COSMOPOLITAN MAGAZINE
PUBLISHING
PUBLISHING DISTRIBUTION:                       MAGAZINE                         VARIOUS
                                               "SELECCIONES"  "ULTIMOS EXITOS
                                               DE LA NOVELA HISTORICA"
                                               "REVISTA DEL CONSUMIDOR"
                                               "FIGURAS DE CRISTAL"
                                               "CLASICOS DE GRECIA Y ROMA"

CABLE TELEVISION:

ANALOGIC AND DIGITAL SERVICE                                                    GENERAL PUBLIC
SERVICE INSTALLATION                                                            OPERADORA MEGACABLE, S.A. DE C.V.
INSTALLATION OF PREMIUM CHANNELS                                                SCOTIABANK INVERLAT, S.A.
PAY PER VIEW                                                                    CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                                       GRUPO WARNER LAMBERT MEXICO, S. DE R.L DE C.V.
OTHER                                                                           NISSAN MEXICANA, S.A. DE C.V.
                                                                                TELECOMUNICACIONES Y ENTRETENIMIENTO, S.A. DE C.V.
                                                                                VISTAR, S.A. DE C.V.
                                                                                KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                BANCO MERCANTIL DEL NORTE, S.A.
                                                                                ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                                PHARMACIA & UPJOHN, S.A. DE C.V.
                                                                                SEGUROS MONTERREY NEW YORK LIFE, S.A. DE C.V.


RADIO:
ADVERTISED TIME SOLD                                                            INDUSTRIAS VINICOLAS PEDRO DOMEQ, S.A.
                                                                                PROPIMEX, S.A. DE C.V.
                                                                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                CEMENTOS APASCO, S.A. DE C.V.
                                                                                GIGANTE, S.A. DE C.V.
                                                                                VENTAS Y SERVICIOS AL CONSUMIDOR, S.A. DE C.V.
                                                                                CERVECERIA CUAUHTEMOC MOCTEZUMA,S.A. DE C.V.
                                                                                CERVECERIA MODELO, S.A. DE C.V.
                                                                                LA MADRILENA, S.A. DE C.V.
                                                                                BURGER KING MEXICANA, S.A. DE C.V.

OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                 VIDEOVISA, S.A. DE C.V.
                                                                                CINEMEX, S.A. DE C.V.
                                                                                CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                ORGANIZACION RAMIREZ, S.A. DE C.V.
                                                                                COMPANIA OPERADORA DE TEATROS, S.A. DE C.V.
                                                                                GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION                AMERICA                        GENERAL PUBLIC (AUDIENCE)
                                                 NECAXA                         FEDERACION MEXICANA DE FUTBOL, A.C.
                                                 REAL SAN LUIS
                                                 TICKET ACCES SKYTEL

NATIONWIDE PAGING SERVICE                        SKYTEL                         FERROCARRILES NACIONALES DE MEXICO, S.A.
                                                                                BANCO NACIONAL DE MEXICO, S.A.
                                                                                HEWLETT PACKARD DE MEXICO, S.A. DE C.V.
                                                                                COMISION FEDERAL DE ELECTRICIDAD
                                                                                EDS DE MEXICO, S.A. DE C.V.
                                                                                CEMEX DE MEXICO, S.A.
                                                                                PROCTER AND GAMBLE DE MEXICO, S.A. DE C.V.
                                                                                SECRETARIA DE GOBERNACION
                                                                                SCHERING PLOUGH, S.A. DE C.V..
                                                                                BBVA BANCOMER, S.A.
                                                                                AVANTEL, S.A. DE C.V.
                                                                                I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                                ESMAS.COM                      MEDIA CONTACTS, S.A. DE C.V.
                                                                                I.B.M. DE MEXICO COMERCIALIZACION Y SERVICIOS, S.A.
                                                                                 DE C.V.
                                                                                DANONE DE MEXICO, S.A. DE C.V.
                                                                                INTEL TECNOLOGIA DE MEXICO, S.A. DE C.V.
DUBBING SERVICES                                                                DISTRIBUIDORA ROMARI, S.A. DE C.V.
                                                                                UNITED INTERNATIONAL PICTURES, S, DE R.L.
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                 QUARTER:   4        YEAR:   2002
GRUPO TELEVISA, S.A.

                       SELLS DISTRIBUTION BY PRODUCT

                                  ANNEX 11
                               FOREIGN SALES


JUDGED INFORMATION
----------------------------------------------------------------------------------------------------------------------------------
                                    TOTAL PRODUCTION                   NET SALES
                                  ------------------------------------------------------
  MAIN PRODUCTS                   VOLUME       AMOUNT            VOLUME           AMOUNT           DESTINATION
----------------------------------------------------------------------------------------------------------------------------------

TELEVISION BROADCASTING
ADVERTISING TIME SOLD                                                            380,915          UNITED STATES OF AMERICA





PROGRAMMING FOR PAY TELEVISION
SALES OF SIGNALS
                                                                                 108,963           SPAIN
                                                                                                   ARGENTINA
                                                                                                   PERU
                                                                                                   GUATEMALA
PROGRAM LICENSING                                                                                  VENEZUELA
PROGRAMMING AND ROYALTIES                                                      1,405,174           UNITED STATES
                                                                                                   CENTRAL AMERI
                                                                                                   CARIBBEAN
                                                                                                   EUROPE
                                                                                                   SOUTH AMERICA
                                                                                                   AFRICA
                                                                                                   ASIA


PUBLISHING
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                      26,302          369,540           GUATEMALA AND
                                                                                                   UNITED STATES
                                                                                                   PANAMA
                                                                                                   SOUTH AMERICA
                                                                                                   CENTRAL AMERI
PUBLISHING                                                                       224,666
PUBLISHING DISTRIBUTION:                                         13,192          810,133           PANAMA
                                                                                                   SOUTH AMERICA





OTHER BUSINESSES
DUBBING SERVICES                                                                  35,642           UNITED STATES OF AMERICA





----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              0                           3,335,033
----------------------------------------------------------------------------------------------------------------------------------


TABLE (CONT'D)

                                                                                CONSOLIDATED
                                                    MAIN                        Final Printing
-------------------------------------------------------------------------------------------------
  MAIN PRODUCTS                     TRADEMARKS                         CUSTOMERS
-------------------------------------------------------------------------------------------------

TELEVISION BROADCASTING
ADVERTISING TIME SOLD                                                  CPIF VENTURE, INC.
                                                                       VISA INTERNATIONAL SER
                                                                       NISSAN FOOD PRODUCTS
                                                                       MASTER CARD INTERNAT
                                                                       CHEIL COMMUNICATIONS
                                                                       REYNOLDS CONSUMER P
PROGRAMMING FOR PAY TELEVISION
SALES OF SIGNALS




PROGRAM LICENSING
PROGRAMMING AND ROYALTIES            TELEVISA                          MCCANN ERICKSON
                                     TELEVISA                          MINDSHARE
                                     TELEVISA                          BBDO WORLDWIDE
                                     TELEVISA                          SPOTPLUS
                                     TELEVISA                          CARAT, INC.
                                     TELEVISA                          OPTIMUM MEDIA, INC
                                     TELEVISA                          GREY ADVERTISING, INC.
                                                                       INITIATIVE MEDIA, INC.
                                                                       GSD&M
                                                                       DAILEY & ASSOCIATES
PUBLISHING
MAGAZINE CIRCULATION BOOKS AND
ADVERTISING                          ERES MAGAZINE                     GENERAL PUBLIC (AUDIE
                                     T.V. Y NOVELAS MAGAZIN            DEALERS
                                     VANIDADES MAGAZINE
                                     COSMOPOLITAN MAGAZINE
                                     MAXIM MAGAZINE
PUBLISHING
PUBLISHING DISTRIBUTION              SEMANA MAGAZINE                   GENERAL PUBLIC (AUDIE
                                     SELECCIONES MAGAZINE
                                     CROMOS MAGAZINE
                                     MUESTRAS DE
                                     JARDINERIA MAGAZINE
                                     HOLA MAGAZINE

OTHER BUSINESSES
DUBBING SERVICES                                                       NHK INTERNATIONAL
                                                                       POST MODERN, INC.
                                                                       C.B.S. BROADCAST INTER
                                                                       TWENTIETH CENTURE FO
                                                                       GLOBE TV INTERNATIONA
                                                                       FIREWORKS ENTERTAINM
-------------------------------------------------------------------------------------------------
TOTAL
-------------------------------------------------------------------------------------------------




                                                 MEXICAN STOCK EXCHANGE
                                                       SIFIC / ICS
                        STOCK EXCHANGE CODE:  TLEVISA                 QUARTER:   4        YEAR:   2002
                        GRUPO TELEVISA, S.A.
                                                        ANNEX 12
                         SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                                                  (Thousands of Pesos)

-----------------------------------------------------------------------------------------------------------------------
                                NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
-----------------------------------------------------------------------------------------------------------------------
  NFEA BALANCE TO DECEMBER 31st OF:                           2001              4,836,106

  Number of shares Outstanding at the Date of the NFEA:                     9,132,997,588
                          (Units)

  |X|             ARE THE FIGURES FISCALLY AUDITED?                |_|  ARE FIGURES FISCALLY CONSOLIDATED?
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                     DIVIDENDS COLLECTED IN THE PERIOD
-----------------------------------------------------------------------------------------------------------------------

                                                  NUMBER OF SHARES
       QUARTER              SERIES                   OUTSTANDING                DATE OF SETTLEMENT           AMOUNT

             0                  0                      0.00                                                0.00
-----------------------------------------------------------------------------------------------------------------------

                                      DETERMINATION OF THE NFEA OF THE PRESENT YEAR

       NFE FROM THE PERIOD FROM JANUARY 1 TO                                 31 OF DECEMBER, 2002

                   FISCAL EARNINGS                                                     295,466
                    - DETERMINED INCOME                                                103,413
                    + DEDUCTED WORKER'S PROFIT' SHARING                                      0
                    - DETERMINER WORKER                                                      0
                    - DETERMINED RFE                                                         0
                    - NON DEDUCTABLES                                                  192,053
                   NFE OF PERIOD :                                                           0

-----------------------------------------------------------------------------------------------------------------------

                                      BALANCE OF THE NFEA AT THE END OF THE PERIOD
                                               (Present year Information)

   NFEA BALANCE TO 31 OF DECEMBER OF 2002                                            5,123,461

   Number of Shares Outstanding at the Date of the NFEA:                         9,133,040,705
                                            ( Units )
-----------------------------------------------------------------------------------------------------------------------

                                              MODIFICATION BY COMPLEMENTARY

  NFEA BALANCE TO:  DECEMBER 31st OF: 0000                                                   0

Number of Shares Outstanding at the Date of the NFEA:                                        0
                                            ( Units )

-----------------------------------------------------------------------------------------------------------------------



                                                 MEXICAN STOCK EXCHANGE
                                                       SIFIC / ICS
          STOCK EXCHANGE CODE:  TLEVISA                                        QUARTER: 4     YEAR:  2002
          GRUPO TELEVISA, S.A.
                                                      ANNEX 12 - A
                   SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)
                                           (Thousands of Pesos)

-----------------------------------------------------------------------------------------------------------------------
                                NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
  NFEAR BALANCE TO DECEMBER 31st OF:                           2001               638,370
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
  Number of shares Outstanding at the Date of the NFEAR:                    9,132,997,588
                          (Units)

|_|             ARE THE FIGURES FISCALLY AUDITED?                |_|  ARE FIGURES FISCALLY CONSOLIDATED?
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                     DIVIDENDS PAID OUT IN THE PERIOD THAT COMES FROM THE NFEAR
-----------------------------------------------------------------------------------------------------------------------

                                                  NUMBER OF SHARES
       QUARTER              SERIES                   OUTSTANDING                DATE OF SETLEMENT           AMOUNT

             0                  0                      0.00                                                0.00
-----------------------------------------------------------------------------------------------------------------------

                                     DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

                   NFER FROM THE PERIOD    TO 31 OF JANUARY 2002
                      FISCAL EARNINGS
                        + DEDUCTED WORKERS' PROFIT SHARING
                        - DETERMINED INCOME TAX:
                        - NON-DEDUCTABLES

                    - (+) EARNINGS (LOSS) FROM FOREIGN OF PROFIT:
                      DETERMINATED RFE OF THE FISCAL YEAR
                        - INCOME TAX (DEFERRED ISR):
                        * FACTOR TO DETERMINE THE NFEAR:
                      NFER FROM THE PERIOD

-----------------------------------------------------------------------------------------------------------------------

                                      BALANCE OF THE NFEAR AT THE END OF THE PERIOD
                                               (Present year Information)

   NFEA BALANCE TO 31 OF DECEMBER OF 2002                                              624,936

   Number of Shares Outstanding at the Date of the NFEAR:                        9,133,040,705
                                            ( Units )
-----------------------------------------------------------------------------------------------------------------------

                                              MODIFICATION BY COMPLEMENTARY

  NFEAR BALANCE TO:  DECEMBER 31st OF: 2001                                                  0

Number of Shares Outstanding at the Date of the NFEAR                                        0
                                            ( Units )

-----------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE
                                 SIFIC/ICS


STOCK EXCHANGE CODE:      TLEVISA                              QUARTER:4              YEAR:   2002
                        ------------                                   ---------            -------

                            GRUPO TELEVISA, S.A.
         CONSOLIDATED STATEMENTS OF INCOME BY SEGMENTS OF BUSINESS
               FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001
                        (Millions of Mexican Pesos)


JUDGED INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------
                                                    ELIMINATIONS AND   TELEVISION                         CABLE         OTHER
REF                                CONSOLIDATED   CORPORATE EXPENSES   OPERATIONS       PUBLISHING      TELEVISION    BUSINESSES
RS       CONCEPTS                  2002    2001     2002     2001      2002    2001    2002    2001    2002    2001   2002    2001
-----------------------------------------------------------------------------------------------------------------------------------

R01      NET SALES                 21,559  20,786     (363)    (550)   16,052  15,474   3,027   2,644   1,108  1,144   1,735  2,074
R02        Third party sales       21,559  20,786        -        -    15,894  15,251   3,001   2,609   1,108  1,143   1,556  1,783
R03        Intersegment sales         -       -       (363)    (550)      158     223      26      35       -      1     179    291
R04      GROSS PROFIT               8,152   7,835      (69)    (167)    6,980   6,549     967     924     411    503    (137)    26
R05      OPERATING EXPENSES         3,502   3,495       75      (24)    2,137   1,987     725     668     210    252     355    612
R06      OPERATING INCOME           4,650   4,340     (144)    (143)    4,843   4,562     242     256     201    251    (492)  (586)


                           MEXICAN STOCK EXCHANGE
                                 SIFIC/ICS

STOCK EXCHANGE CODE:      TLEVISA                              QUARTER:4              YEAR:   2002
                        ------------                                   ---------            -------

                            GRUPO TELEVISA, S.A.
         CONSOLIDATED STATEMENTS OF INCOME BY GEOGRAPHICAL SEGMENTS
               FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001
                        (Millions of Mexican Pesos)




JUDGED INFORMATION
--------------------------------------------------------------------------------------------------------
                                           CONSOLIDATED             MEXICO                 FOREIGN
--------------------------------------------------------------------------------------------------------
              CONCEPTS                   2002        2001        2002        2001        2002       2001
--------------------------------------------------------------------------------------------------------
R01   NET SALES                        21,922      21,336      20,200      20,208      1,722       1,128
R02      Third party sales             21,559      20,786      19,837      19,658      1,722       1,128
R03      Intersegment sales               363         550         363         550          -           -
R04   GROSS PROFIT                      8,152       7,835       8,460       7,461       (308)        374
R05   OPERATING EXPENSES                3,502       3,495       3,001       3,061        501         434
R06   OPERATING INCOME                  4,650       4,340       5,459       4,400       (809)        (60)


                           MEXICAN STOCK EXCHANGE
                                 SIFIC/ICS

STOCK EXCHANGE CODE:      TLEVISA                              QUARTER:4              YEAR:   2002
                        ------------                                   ---------            -------


                           GRUPO TELEVISA, S.A.
          CONSOLIDATED FINANCIAL STATEMENT BY SEGMENTS OF BUSINESS
                      AS OF DECEMBER 31, 2002 AND 2001
                        (Millions of Mexican Pesos)



JUDGED INFORMATION
---------------------------------------------------------------------------------------------------------------
                                                        TELEVISION                    CABLE         OTHER
REF                                     CONSOLIDATED    OPERATIONS    PUBLISHING    TELEVISION    BUSINESSES
---------------------------------------------------------------------------------------------------------------
RS              CONCEPTS               2002    2001   2002    2001   2002   2001   2002    2001   2002   2001
---------------------------------------------------------------------------------------------------------------

S01  TOTAL ASSETS                       56,473 52,005  45,858 37,795  2,704  2,622   2,127  1,949  5,784  9,639
S02  TOTAL CURRENT ASSETS               23,577 21,540  18,738 16,649  1,733  1,666     902    796  2,204  2,429
S03  LONG-TERM                           8,229 10,949   7,409  6,626      3     12      44     27    773  4,284
S04    INVESTMENT IN SHARES OF
       SUBSIDIARIES AND NON-CONSOLIDATED
       ASSOCIATES                        3,033  5,343   2,299  1,404      -     12      21     27    713  3,900
S05    OTHER INVESTMENTS                 5,196  5,606   5,110  5,222      3      -      23      -     60    384
S06  PROPERTY, PLANT AND EQUIPMENT
     (NET)                              15,343 14,736  12,136 11,050    327    319   1,117    978  1,763  2,389
S07    PROPERTY, PLANT AND EQUIPMENT    24,639 22,771  19,508 17,053    591    578   1,518  1,446  3,022  3,694
S08    ACCUMULATED DEPRECIATION         (9,296)(8,035) (7,372)(6,003)  (264)  (259)   (401)  (468)(1,259)(1,305)
S09  DEFERRED ASSETS (NET)               9,324  4,780   7,575  3,470    641    625      64    148  1,044    537

S10  TOTAL LIABILITIES                  35,149 32,209  31,140 29,616    491    540     576    274  2,942  1,779
S11  CURRENT LIABILITIES                17,088 15,196  15,014 14,047    491    497     431    232  1,152    420
S12  LONG-TERM LIABILITIES              15,751 15,142  13,994 13,734     52     41      34     39  1,671  1,328
S13  DEFERRED CREDITS                    2,310  1,871   2,132  1,835    (52)     2     111      3    119     31

S14  CONSOLIDATED STOCKHOLDERS' EQUITY  21,324 19,796  14,718  8,179  2,213  2,082   1,551  1,675  2,842  7,860
S15  MAJORITY INTEREST                  20,185 18,765  14,712  8,202  2,196  2,066     837    940  2,440  7,557
S16  CONTRIBUTED CAPITAL                 7,585  7,591   7,585  7,591
S17  EARNED CAPITAL                     12,600 11,174   7,127    611  2,196  2,066     837    940  2,440  7,557


                           MEXICAN STOCK EXCHANGE
                                 SIFIC/ICS

STOCK EXCHANGE CODE:      TLEVISA                              QUARTER:4              YEAR:   2002
                        ------------                                   ---------            -------


                           GRUPO TELEVISA, S.A.
         CONSOLIDATED FINANCIAL STATEMENT BY GEOGRAPHICAL SEGMENTS
                      AS OF DECEMBER 31, 2002 AND 2001
                        (Millions of Mexican Pesos)



JUDGED INFORMATION

-----------------------------------------------------------------------------------------------------------------------
                                                       CONSOLIDATED               MEXICO                   FOREIGN
-----------------------------------------------------------------------------------------------------------------------
                        CONCEPTS                     2002        2001        2002         2001        2002         2001
-----------------------------------------------------------------------------------------------------------------------
S01  TOTAL ASSETS                                  56,473      52,005      46,461       45,204      10,012        6,801
S02  TOTAL CURRENT ASSETS                          23,577      21,540      20,641       19,419       2,936        2,121
S03  LONG-TERM                                      8,229      10,949       7,030        7,075       1,199        3,874
S04  INVESTMENT IN SHARES OF SUBSIDIARIES AND
       NON-CONSOLIDATED ASSOCIATES                  3,033       5,343       2,752        1,484         281        3,859
S05  OTHER INVESTMENTS                              5,196       5,606       4,278        5,591         918           15
S06  PROPERTY, PLANT AND EQUIPMENT (NET)           15,343      14,736      15,033       14,415         310          321
S07  PROPERTY, PLANT AND EQUIPMENT                 24,639      22,771      24,026       22,178         613          593
S08  ACCUMULATED DEPRECIATION                      (9,296)     (8,035)     (8,993)      (7,763)       (303)        (272)
S09  DEFERRED ASSETS (NET)                          9,324       4,780       3,757        4,295       5,567          485

S10  TOTAL LIABILITIES                             35,149      32,209      32,677       31,145       2,472        1,064
S11  CURRENT LIABILITIES                           17,088      15,196      16,222       14,571         866          625
S12  LONG-TERM LIABILITIES                         15,751      15,142      14,785       14,675         966          467
S13  DEFERRED CREDITS                               2,310       1,871       1,670        1,899         640          (28)

S14  CONSOLIDATED STOCKHOLDERS' EQUITY             21,324      19,796      13,784       14,059       7,540        5,737
S15  MAJORITY INTEREST                             20,185      18,765      12,655       13,040       7,530        5,725
S16  CONTRIBUTED CAPITAL                            7,585       7,591       7,585        7,591           -            -
S17  EARNED CAPITAL                                12,600      11,174       5,070        5,449       7,530        5,725
                                                        -           -           -            -           -            -

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO TELEVISA, S.A.
                                        ---------------------------------
                                               (Registrant)

Dated:  April 9, 2003                   By /s/ Jorge Lutteroth Echegoyen
                                          -------------------------------
                                          Name:  Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice-President